AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 2012

                                                FILE NO. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ ]
                        Post-Effective Amendment No. [ ]
                                   (File No.)
                                     and/or
      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ ]
                              Amendment No. 88 [X]
                              (File No. 811-04298)
                       (Check appropriate box or boxes.)

                           Exact Name of Registrant:
                   RiverSource Variable Life Separate Account

                               Name of Depositor:
                       RIVERSOURCE LIFE INSURANCE COMPANY

          Address of Depositor's Principal Executive Offices, Zip Code
               Depositor's Telephone Number, including Area Code:

                       70100 Ameriprise Financial Center
                             Minneapolis, MN 55474
                                 (800) 862-7919

                     Name and Address of Agent for Service:

                              Dixie Carroll, Esq.
                        5229 Ameriprise Financial Center
                             Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

================================================================================

PART A:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCANGE COMMISSION IS EFFECTIVE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

SEPTEMBER XX, 2012


RIVERSOURCE(R)


VARIABLE UNIVERSAL LIFE 5



VARIABLE UNIVERSAL LIFE 5 - ESTATE SERIES


INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

ISSUED BY:  RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

            70100 Ameriprise Financial Center
            Minneapolis, MN 55474
            Telephone: 1-800-862-7919
            (Home Office)
            Website address: riversource.com/lifeinsurance
            RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT


This prospectus contains information that you should know before investing in RiverSource Variable Universal Life 5 (VUL 5) or RiverSource Variable Universal Life 5 - Estate Series (VUL 5 - ES). VUL 5 - ES is a life insurance policy with an initial specified amount of $1,000,000.00 or more. We reserve the right to offer the Estate Series at a lower specified amount on a promotional basis and/or to certain groups of individuals such as current or retired employees and financial advisors of Ameriprise Financial, Inc. or its subsidiaries, and their spouses or domestic partners, where such promotion or group offering is expected to result in overall cost reductions to RiverSource Life.



All other policies are VUL 5 policies. The information in this prospectus applies to both VUL 5 - ES and VUL 5 unless stated otherwise.


The purpose of each policy is to provide life insurance protection on the life of the insured and to potentially build policy value. Each policy is a long-term investment that provides a death benefit that we pay to the beneficiary upon the insured's death. You may direct your net premiums or transfers to:

-    A fixed account to which we credit interest.

-    Subaccounts that invest in underlying funds.

Prospectuses are available for the funds that are investment options under these policies. Please read all prospectuses carefully and keep them for future reference.

This prospectus provides a general description of the policy. Your actual policy and any riders or endorsements are the controlling documents.

RiverSource Life has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.

PLEASE NOTE THAT YOUR INVESTMENTS IN A POLICY AND ITS UNDERLYING FUNDS:

-    Are NOT deposits or obligations of a bank or financial institution;

- Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and

- Are subject to risks including loss of the amount you invested and the policy ending without value.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


RIVERSOURCE VARIABLE UNIVERSAL LIFE 5 / RIVERSOURCE VARIABLE UNIVERSAL LIFE 5 - ESTATE SERIES - PROSPECTUS

                               TABLE OF CONTENTS

FEE TABLES................................................................
  Transaction Fees........................................................
  Charges Other than Fund Operating Expenses..............................
  Annual Operating Expenses of the Funds..................................
POLICY BENEFITS AND RISKS.................................................
  Policy Benefits.........................................................
  Policy Risks............................................................
  Fund Risks..............................................................
LOADS, FEES AND CHARGES...................................................
  Premium Expense Charge..................................................
  Monthly Deduction.......................................................
  Surrender Charge........................................................
  Partial Surrender Charge................................................
  Mortality and Expense Risk Charge.......................................
  Annual Operating Expenses of the Funds..................................
  Effect of Loads, Fees and Charges.......................................
  Other Information on Charges............................................
RIVERSOURCE LIFE..........................................................
THE VARIABLE ACCOUNT AND THE FUNDS........................................
  Relationship Between Funds and Subaccounts..............................
  Substitution of Investments.............................................
  Voting Rights...........................................................
THE FIXED ACCOUNT.........................................................
PURCHASING YOUR POLICY....................................................
  Application.............................................................
  Premiums................................................................
  Limitations on Use of the Policy........................................
POLICY VALUE..............................................................
  Fixed Account...........................................................
  Subaccounts.............................................................
KEEPING THE POLICY IN FORCE...............................................
  Minimum Initial Premium Period..........................................
  No Lapse Guarantee......................................................
  Grace Period............................................................
  Reinstatement...........................................................
  Exchange Right..........................................................
PROCEEDS PAYABLE UPON DEATH...............................................
  Change in Death Benefit Option..........................................
  Changes in Specified Amount.............................................
  Charitable Giving Benefit...............................................
  Misstatement of Age or Sex..............................................
  Suicide.................................................................
  Beneficiary.............................................................
TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS.......................
  Restrictions on Transfers...............................................
  Fixed Account Transfer Policies.........................................
  Minimum Transfer Amounts................................................
  Maximum Transfer Amounts................................................
  Maximum Number of Transfers Per Year....................................
  Automated Transfers.....................................................
  Automated Dollar-Cost Averaging.........................................
  Asset Rebalancing.......................................................
  Portfolio Navigator Program.............................................
POLICY LOANS..............................................................
  Minimum Loan Amounts....................................................
  Maximum Loan Amounts....................................................

  Allocation of Loans to Accounts.....................................
  Repayments..........................................................
  Overdue Interest....................................................
  Effect of Policy Loans..............................................
POLICY SURRENDERS.....................................................
  Total Surrenders....................................................
  Partial Surrenders..................................................
TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER PAYMENT OF POLICY
  PROCEEDS............................................................
  Payment Options.....................................................
  Deferral of Payments................................................
FEDERAL TAXES.........................................................
  RiverSource Life's Tax Status.......................................
  Taxation of Policy Proceeds.........................................
  Modified Endowment Contracts........................................
  Other Tax Considerations............................................
  Split Dollar Arrangements...........................................
DISTRIBUTION OF THE POLICY............................................
LEGAL PROCEEDINGS.....................................................
POLICY ILLUSTRATIONS..................................................
KEY TERMS.............................................................
FINANCIAL STATEMENTS..................................................
APPENDIX A: POLICY AVAILABILITY BY JURISDICTION.......................
APPENDIX B: ALTERNATE NAMES FOR THE ADVANCESOURCE ACCELERATED BENEFIT
  RIDER FOR CHRONIC ILLNESS...........................................

FEE TABLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY OR SURRENDER THE POLICY.

TRANSACTION FEES

                                                                                            AMOUNT DEDUCTED
                                                                      ----------------------------------------------------------
CHARGE                                WHEN CHARGE IS DEDUCTED                     VUL 5                           VUL 5 - ES
-----------------------------   -----------------------------------   -----------------------------   ---------------------------
PREMIUM EXPENSE CHARGE          When you pay premium.                 4% of each premium payment.      4% of each premium payment.

SURRENDER CHARGE(a)             When you surrender your policy        TO BE FILED BY AMENDMENT:        TO BE FILED BY AMENDMENT:
                                for its full cash surrender value,
                                or the policy lapses, during the
                                first ten years and for ten years
                                after requesting an increase in the
                                specified amount.

PARTIAL SURRENDER FEE           When you surrender part of the
                                value of your policy.                 The lesser of:                   The lesser of:

                                                                      -   $25; or                      -  $25; or

                                                                      -   2% of the amount
                                                                          surrendered.                 -  2% of the amount
                                                                                                          surrendered.

ACCELERATED BENEFIT RIDER FOR   Upon payment of Accelerated Benefit.  The greater of $300 or 1% of     The greater of $300 or 1% of
TERMINAL ILLNESS CHARGE                                               the Initial Accelerated Benefit  the Initial Accelerated
(ABRTI)                                                                per payment.                     Benefit per payment.

FEES FOR EXPRESS MAIL AND       When you take a loan or               -  $15 - United States.          $15 - United States.
ELECTRONIC FUND TRANSFERS OF    surrender and proceeds are sent
LOAN OR SURRENDER PROCEEDS      by express mail or electronic         -  $30 - International.          $30 - International.
                                fund transfer.

--------------
(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.


THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING FUND FEES AND EXPENSES.

CHARGES OTHER THAN FUND OPERATING EXPENSES


                                                                               AMOUNT DEDUCTED
                                                             ----------------------------------------------------
CHARGE                              WHEN CHARGE IS DEDUCTED            VUL 5                    VUL 5 - ES
----------------------------------  -----------------------  -------------------------  -------------------------
COST OF INSURANCE CHARGE(a)         Monthly.                 TO BE FILED BY AMENDMENT:  TO BE FILED BY AMENDMENT:

POLICY FEE                          Monthly.                 TO BE FILED BY AMENDMENT:  TO BE FILED BY AMENDMENT:

                                                                               AMOUNT DEDUCTED
                                                             ----------------------------------------------------
CHARGE                              WHEN CHARGE IS DEDUCTED            VUL 5                    VUL 5 - ES
----------------------------------  -----------------------  -------------------------  -------------------------
ADMINISTRATIVE CHARGE               Monthly.                 TO BE FILED BY AMENDMENT:  TO BE FILED BY AMENDMENT:

                                                                               AMOUNT DEDUCTED
                                                             ----------------------------------------------------
CHARGE                              WHEN CHARGE IS DEDUCTED            VUL 5                    VUL 5 - ES
----------------------------------  -----------------------  -------------------------  -------------------------
MORTALITY AND EXPENSE               Monthly.                 TO BE FILED BY AMENDMENT:  TO BE FILED BY AMENDMENT:
RISK CHARGE


----------
(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.


                                                                                      AMOUNT DEDUCTED
                                                               ---------------------------------------------------------------------
CHARGE                             WHEN CHARGE IS DEDUCTED               VUL 5                               VUL 5 - ES
-------------------------------  ----------------------------  -------------------------         -----------------------------------
                                 Charged daily and due at the  TO BE FILED BY AMENDMENT:         TO BE FILED BY AMENDMENT:
INTEREST RATE ON LOANS           end of the policy year.

INTEREST RATE ON PAYMENTS        Annually, payable at the end  GUARANTEED:
UNDER ACCELERATED BENEFIT        of each policy year.
RIDER FOR TERMINAL ILLNESS                                     -  As set forth in the "Interest Rate on Loans" section of the
(ABRTI)                                                           policy, for that part of the accelerated benefit which does not exceed the policy value available for loan when an accelerated benefit is requested.

                                                               -  For that part of an accelerated benefit which exceeds the policy value available for loan when the accelerated benefit is
                                                                  requested, the greater of the current yield on 90 day Treasury bills, the current maximum statutory adjustable policy loan interest rate expressed as an annual effective rate or the policy loan rate, if the policy has a loan provision.

ACCIDENTAL DEATH BENEFIT RIDER   Monthly.                      Monthly rate per $1,000 of        Monthly rate per $1,000 of
(ADB)(a)                                                       accidental death benefit amount:  accidental death benefit amount

                                                               MINIMUM:                          MINIMUM:
                                                               $.04 - Female,                    $.04 - Female,
                                                               Age 5.                            Age 5.

                                                               MAXIMUM:                          MAXIMUM:
                                                               $.16 - Male,                      $.16 - Male,
                                                               Age 69.                           Age 69.

                                                               REPRESENTATIVE INSURED:           REPRESENTATIVE INSURED:

                                                               TO BE FILED BY AMENDMENT:         TO BE FILED BY AMENDMENT:

AUTOMATIC INCREASE BENEFIT       No charge.                    No charge for this rider,         No charge for this rider,
RIDER (AIBR)                                                   however, the additional           however, the additional
                                                               insurance added by the rider is   insurance added by the rider is
                                                               subject to monthly cost of        subject to monthly cost of
                                                               insurance charges.                insurance charges.

----------
(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.


                                                                             AMOUNT DEDUCTED
                                                      --------------------------------------------------------------
CHARGE                    WHEN CHARGE IS DEDUCTED                 VUL 5                         VUL 5 - ES
---------------------  -----------------------------  ------------------------------  ------------------------------

CHILDREN'S INSURANCE                                  Monthly rate per $1,000 of CIR  Monthly rate per $1,000 of CIR
RIDER (CIR)            Monthly.                       specified amount: $.58.         specified amount: $.58.

OVERLOAN PROTECTION    Upon exercise of the Benefit.  Current charge is 3% of the     Current charge is 3% of the
BENEFIT (OPB)                                         policy value.                   policy value.

                                                                          AMOUNT DEDUCTED
                                             -----------------------------------------------------------------------
CHARGE              WHEN CHARGE IS DEDUCTED                 VUL 5                             VUL 5 - ES
------------------  -----------------------  -----------------------------------  ----------------------------------
WAIVER OF MONTHLY          Monthly.          Monthly rate per $1,000 of net       Monthly rate per $1,000 of net
DEDUCTION RIDER                              amount risk plus the OIR specified   amount of risk plus the OIR
(WMD)(a)                                     amount, if applicable:               specified amount, if  applicable:

                                             MINIMUM:                             MINIMUM:

                                             $.00692 - Female,                    $.00692 - Female,
                                             Nontobacco, Age 20.                  Nontobacco, Age 20.

                                             MAXIMUM:                             MAXIMUM:

                                             $.34212 - Male,                      $.34212 - Male,
                                             Standard Tobacco, Age 59.            Standard Tobacco, Age 59.

                                             REPRESENTATIVE INSURED:              REPRESENTATIVE INSURED:

                                             TO BE FILED BY AMENDMENT:            TO BE FILED BY AMENDMENT:


------------
(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.

                                                                                          AMOUNT DEDUCTED
                                                              ----------------------------------------------------------------------
CHARGE                           WHEN CHARGE IS DEDUCTED                     VUL 5                             VUL 5 - ES
---------------------------  -------------------------------  -----------------------------------  ---------------------------------
WAIVER OF PREMIUM RIDER      Monthly.                         Monthly rate multiplied by the       Monthly rate multiplied by the
(WP)(a)                                                       greater of the monthly-specified     greater of the monthly-specified
                                                              premium selected for the rider or    premium selected for the rider or
                                                              the monthly deduction for the        the monthly deduction for the
                                                              policy and any other riders          policy and any other riders
                                                              attached to the policy.              attached to the policy.

                                                              MINIMUM:                             MINIMUM:

                                                              $.03206 - Male, Nontobacco,          $.03206 - Male, Nontobacco,
                                                              Age 20.                              Age 20.

                                                              MAXIMUM: $.40219 - Female,           MAXIMUM: $.40219 - Female,
                                                              Standard Tobacco, Age 59.            Standard Tobacco, Age 59.

                                                              REPRESENTATIVE INSURED:              REPRESENTATIVE INSURED:

                                                              TO BE FILED BY AMENDMENT:            TO BE FILED BY AMENDMENT:

ADVANCESOURCE  ACCELERATED   Monthly (while the rider is in   Monthly rate per $1,000 of the       Monthly rate per $1,000 of the
BENEFIT RIDER FOR CHRONIC    effect)                          rider specified amount:              rider specified amount:
ILLNESS (ASR)(a)(b)(c)(d)

                                                              MINIMUM: 0.0025, Male, Age 20,       MINIMUM: 0.0025, Male, Age 20,
                                                              Super Preferred Non-Tobacco:         Super Preferred Non-Tobacco:
                                                              Duration 1, 1% Monthly Benefit       Duration 1, 1% Monthly Benefit
                                                              Percent.                             Percent.

                                                              MAXIMUM:                             MAXIMUM:

                                                              24.41, Female, Age 20, Standard      24.41, Female, Age 20, Standard
                                                              Tobacco: Duration 80, 3%             Tobacco: Duration 80, 3%
                                                              Monthly Benefit Percent.             Monthly Benefit Percent.

                                                              REPRESENTATIVE INSURED:              REPRESENTATIVE INSURED:

                                                              TO BE FILED BY AMENDMENT:            TO BE FILED BY AMENDMENT:


------------
(a) This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.

(b) The monthly cost of insurance rate is based on the accelerated benefit insured's sex (except in Montana), risk class, issue age, duration and the monthly benefit percent shown in the "Policy Data" section of the policy. The cost of insurance rates for this rider will not exceed the guaranteed maximum monthly cost of insurance rates for this rider shown in the "Policy Data" section of the policy.


(c) This rider is only available for policies purchased under the Option 1 death benefit. This rider has a different name in some jurisdictions. (See Appendix B.)



(d)  TO BE FILED BY AMENDMENT:

ANNUAL OPERATING EXPENSES OF THE FUNDS


THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. THESE OPERATING EXPENSES ARE FOR THE FISCAL YEAR ENDED DEC. 31, 2011, UNLESS OTHERWISE NOTED. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE TOTAL ANNUAL OPERATING EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS(a) (Including management fee, distribution and/or service (12b-1) fees and other expenses)


                                                                 MINIMUM      MAXIMUM
                                                                 --------     -------
Total expenses before fee waivers
  and/or expense reimbursements       To be filed by Amendment:


-----------
(a)  Each fund deducts management fees and other expenses from fund assets.
     Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and Statement of Additional Information (SAI).

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND*

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)


TO BE FILED BY AMENDMENT.                               ACQUIRED FUND  GROSS TOTAL
                           MANAGEMENT  12b-1   OTHER      FEES AND       ANNUAL
FUND NAME**                   FEES     FEES   EXPENSES   EXPENSES***    EXPENSES
-------------------------  ----------  -----  --------  -------------  -----------



POLICY BENEFITS AND RISKS

This summary describes the policy's important benefits and risks. The sections in the prospectus following this summary discuss the policy's benefits, risks and other provisions in more detail. For your convenience, we have defined certain words and phrases used in this prospectus in the "Key Terms" section.

POLICY BENEFITS


POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
DEATH BENEFIT                           We will pay a benefit to the beneficiary   The amount payable is the death benefit
                                        of the policy when the insured dies.       amount minus any indebtedness as of the
                                        Before the insured's attained insurance    death benefit valuation date. You may
                                        age 120, your policy's death benefit       choose either of the following death benefit
                                        can never be less than the specified       options:
                                        amount unless you change that
                                        amount or your policy has outstanding      OPTION 1 (LEVEL AMOUNT): If death is prior to
                                        indebtedness.                              the insured's attained insurance age 120, the
                                                                                   death benefit amount is the greater of the
                                                                                   following as determined on the death benefit
                                                                                   valuation date:

                                                                                   -  the specified amount; or

                                                                                   -  a percentage of the policy value.

                                                                                   OPTION 2 (VARIABLE AMOUNT): If death is
                                                                                   prior to the insured's attained insurance age
                                                                                   120, the death benefit amount is the greater
                                                                                   of the following as determined on the death
                                                                                   benefit valuation date:

                                                                                   -  the policy value plus the specified
                                                                                      amount; or

                                                                                   -  the percentage of the policy value.

                                                                                   You may change the death benefit option or
                                                                                   specified amount within certain limits, but
                                                                                   doing so generally will affect policy charges.
                                                                                   We reserve the right to limit any decrease to
                                                                                   the extent necessary to qualify the policy as
                                                                                   life insurance under the Internal Revenue
                                                                                   Code of 1986, as amended (Code).

                                                                                   UNDER BOTH OPTION 1 AND OPTION 2, IF
                                                                                   DEATH IS ON OR AFTER THE INSURED'S ATTAINED
                                                                                   INSURANCE AGE 120, THE DEATH BENEFIT
                                                                                   AMOUNT WILL BE THE GREATER OF:

                                                                                   -  the policy value on the death benefit
                                                                                      valuation date; or

                                                                                   -  the policy value at the insured's attained
                                                                                      insurance age 120 minus any indebtedness.

POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
CHARITABLE GIVING BENEFIT               For VUL 5 - ES only, you may               You may designate the charitable beneficiary
                                        name an organization described             at any time and change the charitable
                                        in Section 170(c) of the Code to           beneficiary once each policy year by written
                                        receive an amount equal to 1%              request. There is no additional charge for the
                                        of the policy's proceeds payable           charitable giving benefit. RiverSource Life
                                        upon death up to a maximum of              pays the charitable giving benefit from its
                                        $100,000. Proceeds payable upon            assets; it is not deducted from the policy
                                        death do not include amounts paid          proceeds and it is not paid by the insured.
                                        under any optional insurance               The payment of premiums into a life
                                        benefits described below. This benefit     insurance policy is generally not income tax
                                        is not available in all states.            deductible. In addition, you will not receive
                                                                                   a tax deduction for the charitable giving
                                                                                   benefit we pay. As with all tax matters, you
                                                                                   should consult a tax advisor.

MINIMUM INITIAL  GUARANTEE PERIOD       Your policy will not lapse (end            MINIMUM INITIAL PREMIUM PERIOD:
AND NO LAPSE  GUARANTEE (NLG)           without value) if the minimum
                                        initial premium period or the NLG          A period of the first five policy years during
                                        option is in effect, even if the cash      which you may  choose to pay the minimum initial
                                        surrender value is less than the           premium as long as the policy value minus
                                        amount needed to pay the monthly           indebtedness equals or exceeds the monthly
                                        deduction.                                 deduction.

                                                                                   NO LAPSE GUARANTEE: Each policy has the
                                                                                   following NLG option which remains in
                                                                                   effect if you meet certain premium
                                                                                   requirements and indebtedness does not
                                                                                   exceed the policy value minus surrender
                                                                                   charges:

                                                                                   -  NO LAPSE GUARANTEE TO AGE 75 (NLG-
                                                                                      75) guarantees the policy will not lapse
                                                                                      before the insured's attained insurance
                                                                                      age 75 (or 10 years, if later).

FLEXIBLE PREMIUMS                       You choose when to pay                     When you apply for your policy, you state
                                        premiums and how much premium              how much you intend to pay and whether
                                        to pay.                                    you will pay quarterly, semiannually or
                                                                                   annually. You may also make additional,
                                                                                   unscheduled premium payments subject to
                                                                                   certain limits. You cannot make premium
                                                                                   payments on or after the insured's attained
                                                                                   insurance age 120. We reserve the right to
                                                                                   refuse premiums to the extent necessary to
                                                                                   qualify the policy as life insurance under the
                                                                                   Code. Although you have flexibility in
                                                                                   paying premiums, the amount and frequency
                                                                                   of your payments will affect the policy value,
                                                                                   cash surrender value and the length of time
                                                                                   your policy will remain in force as well as
                                                                                   affect whether the NLG option remains in
                                                                                   effect.

POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
RIGHT TO EXAMINE YOUR POLICY            You may return your policy for             You may mail or deliver the policy to our
("FREE LOOK")                           any reason and receive a full refund       home office or to your sales representative
                                        of all premiums paid.                      with a written request for cancellation by the
                                                                                   10th day after you receive it 20th day in North
                                                                                   Dakota). On the date your request is
                                                                                   postmarked or received, the policy will
                                                                                   immediately be considered void from the
                                                                                   start. Under our current administrative
                                                                                   practice, your request to cancel the policy
                                                                                   under the "Free Look" provision will be
                                                                                   honored if received at our home office within
                                                                                   30 days from the latest of the following dates:

                                                                                   -  The date we mail the policy from our office.

                                                                                   -  The policy date (only if the policy is
                                                                                      issued in force).

                                                                                   -  The date your sales representative
                                                                                      delivers the policy to you as evidenced by
                                                                                      our policy delivery receipt, which you must
                                                                                      sign and date. We reserve the right to change
                                                                                      or discontinue this administrative practice at
                                                                                      any time.


EXCHANGE RIGHT                          For two years after the policy is          Because the policy itself offers a fixed return
                                        issued, you can exchange it for            option, all you need to do is transfer all of
                                        one that provides benefits that do         the policy value in the subaccounts to the
                                        not vary with the investment               fixed account. This exchange does not
                                        return of the subaccounts.                 require our underwriting approval. We do
                                                                                   not issue a new policy. State restrictions
                                                                                   may apply.

INVESTMENT CHOICES                      You may direct your net premiums
                                        or transfer your policy's value to:


                                        - THE VARIABLE ACCOUNT which               -  UNDER THE VARIABLE ACCOUNT your policy's value
                                          consists of subaccounts, each               may increase or decrease daily, depending on
                                          of which invests in a fund with             the investment return. No minimum amount is
                                          a particular investment objective; or       guaranteed.

                                        - THE FIXED ACCOUNT which                  -  THE FIXED ACCOUNT earns interest rates
                                          is our general investment account.          that we adjust periodically. This rate will
                                                                                      never be lower than 2%.

SURRENDERS                              You may cancel the policy while            The cash surrender value is the policy value
                                        it is in force and receive its cash        minus indebtedness minus any applicable
                                        surrender value or take a partial          surrender charges. Partial surrenders are
                                        surrender out of your policy.              available within certain limits for a fee.


LOANS                                   You may borrow against your                Your policy secures the loan.
                                        policy's cash surrender value.

POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
TRANSFERS                               You may transfer your policy's             You may transfer policy value from one
                                        value.                                     subaccount to another or between
                                                                                   subaccounts and the fixed account. You can
                                                                                   also arrange for automated transfers among
                                                                                   the fixed account and subaccounts. Certain
                                                                                   restrictions may apply.

OPTIONAL INSURANCE BENEFITS             You may add optional benefits              AVAILABLE RIDERS YOU MAY ADD:
                                        to your policy at an additional
                                        cost, in the form of riders                -  ACCIDENTAL DEATH BENEFIT RIDER (ADB):
                                        (if you meet certain requirements).           ADB provides an additional death benefit if
                                        The amounts of these benefits                 the insured's death is caused by
                                        do not vary with investment                   accidental injury.
                                        experience of the variable
                                        account. Certain restrictions              -  AUTOMATIC INCREASE BENEFIT RIDER
                                        and conditions apply and are                  (AIBR): AIBR provides an increase in the
                                        clearly described in the                      specified amount at a designated percentage
                                        applicable rider.                             on each policy anniversary until the earliest
                                                                                      of the insured's attained insurance age 65 or
                                                                                      the occurrence of certain other events, as
                                                                                      described in the rider.

                                                                                   -  CHILDREN'S INSURANCE RIDER (CIR): CIR
                                                                                      provides level term coverage on each
                                                                                      eligible child.

                                                                                   -  OVERLOAN PROTECTION BENEFIT  (OPB):.
                                                                                      Protects the policy from lapsing as a result
                                                                                      of the loan balance exceeding the
                                                                                      policy value.

                                                                                   -  WAIVER OF MONTHLY DEDUCTION RIDER
                                                                                      (WMD): Under WMD, we will waive the
                                                                                      monthly deduction if the insured becomes
                                                                                      totally disabled before attained insurance
                                                                                      age 60. In addition:

                                                                                   -  If total disability begins on or after
                                                                                      attained insurance age 60 but before attained
                                                                                      insurance age 65, the monthly deduction will
                                                                                      be waived only for a limited period of
                                                                                      time; and

                                                                                   -  WMD also includes a waiver for
                                                                                      involuntary unemployment benefit where
                                                                                      monthly deductions may be waived up to
                                                                                      12 months. Ask your sales representative
                                                                                      about the terms of the WMD.

                                                                                   -  WAIVER OF PREMIUM RIDER (WP): If the
                                                                                      insured becomes totally disabled before
                                                                                      attained insurance age 60, prior to attained
                                                                                      insurance age 65 we will add the monthly-
                                                                                      specified premium shown in the policy to the
                                                                                      policy value, or waive the monthly deduction
                                                                                      if higher. On and after attained insurance age
                                                                                      65, the monthly deduction will be waived. If
                                                                                      total disability begins on or after attained
                                                                                      insurance age 60 but before attained
                                                                                      insurance age 65, the addition of the monthly
                                                                                      deduction will be for a limited

POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
                                                                                      period of time. WP also includes a waiver
                                                                                      for involuntary unemployment benefit where
                                                                                      monthly deductions may be waived
                                                                                      up to 12 months.
Optional Insurance Benefits (continued)
                                                                                   -  ADVANCESOURCE ACCELERATED
                                                                                      BENEFIT RIDER FOR CHRONIC ILLNESS (ASR):
                                                                                      ASR provides a rider payment to the
                                                                                      accelerated benefit insured, as an
                                                                                      acceleration of the policy's death benefit, if
                                                                                      the accelerated benefit insured becomes a
                                                                                      chronically ill individual who receives
                                                                                      qualified long-term care services. Please note
                                                                                      the following about the ASR:

                                                                                   -  This rider is only available for policies
                                                                                      purchased under the Option 1 death benefit.

                                                                                   -  This rider has a different name in some
                                                                                      jurisdictions. (See Appendix B.)

                                                                                   -  At the request of you or the accelerated
                                                                                      benefit insured the accelerated benefit under
                                                                                      this rider will be paid each month, limited by
                                                                                      the maximum monthly benefit to the
                                                                                      accelerated benefit insured or to any
                                                                                      individual authorized to act on behalf of the
                                                                                      accelerated benefit insured.

                                                                                   -  These payments are subject to certain
                                                                                      limitations and satisfaction of eligibility
                                                                                      requirements which include the following: 1)
                                                                                      A current written eligibility certification
                                                                                      from a licensed health care practitioner that
                                                                                      certifies the accelerated benefit insured is a
                                                                                      chronically ill individual; and 2) Proof that
                                                                                      the accelerated benefit insured received or is
                                                                                      receiving qualified long-term care services
                                                                                      pursuant to a plan of care; and 3) Proof that
                                                                                      the elimination period has been satisfied; and
                                                                                      4) Written notice of claim and proof of loss,
                                                                                      as described in the "Claim Provisions"
                                                                                      section of the policy, in a form
                                                                                      satisfactory to us.

POLICY BENEFIT                                        WHAT IT MEANS                               HOW IT WORKS
--------------------------------------- ------------------------------------------ -----------------------------------------------
                                                                                   -  We will begin monthly benefit payments
                                                                                      under this rider when the eligibility for the
                                                                                      payment of benefits conditions is met and a
                                                                                      claim for benefits has been approved by us.
                                                                                      The ASR does not include inflation
                                                                                      protection coverage and therefore the benefit
                                                                                      level will not increase over time. Because the
                                                                                      costs of long-term care services will likely
                                                                                      increase over time, you should consider
                                                                                      whether and how the benefits of the ASR
                                                                                      may be adjusted.

                                                                                   -  Monthly benefit payments paid will also
                                                                                      change other values of the life insurance
                                                                                      policy as provided in the rider such as policy
                                                                                      value less indebtedness, surrender charges
                                                                                      and monthly no-lapse guarantee premiums.

                                                                                   -  If you participate in the Portfolio
                                                                                      Navigator program (PN program), your
                                                                                      participation in the PN program will
                                                                                      terminate once benefit payments begin and
                                                                                      all of your assets will automatically transfer
                                                                                      to the fixed account.

POLICY RISKS



POLICY RISK                                         WHAT IT MEANS                                  WHAT CAN HAPPEN
---------------------------------      ----------------------------------------      -------------------------------------------
INVESTMENT RISK                        You direct your net premiums or               -  You can lose cash values due to
                                       Transfer your policy's value to a                adverse investment experience. No
                                       subaccount that drops in value.                  minimum amount is guaranteed under the
                                                                                        subaccounts of the variable account.

                                                                                     -  Your death benefit under Option 2 may
                                                                                        be lower due to adverse investment
                                                                                        experience.

                                                                                     -  Your policy could lapse due to adverse
                                                                                        investment experience if neither the
                                                                                        minimum initial premium period nor
                                                                                        the NLG is in effect and you do
                                                                                        not pay the premiums needed to
                                                                                        maintain coverage.

                                       You transfer your policy's value              -  The value of the subaccount from
                                       between subaccounts.                             which you transferred could increase.

                                                                                     -  The value of the subaccount to which
                                                                                        you transferred could decrease.

RISK OF LIMITED POLICY VALUES IN       The policy is not suitable as a               -  If you are unable to afford the
EARLY YEARS                            short-term investment.                           premiums needed to keep the policy
                                                                                        in force, your policy could lapse
                                                                                        with no value.

                                       Your policy has little or no cash             -  Surrender charges apply to this
                                       surrender value in the early                     policy for the first ten years. Surrender
                                       policy years.                                    charges can significantly reduce
                                                                                        policy values. Poor investment
                                                                                        performance can also significantly
                                                                                        reduce policy values. During early
                                                                                        policy years the cash surrender value
                                                                                        may be less than the premiums you
                                                                                        pay for the policy.

LAPSE RISK                             Your ability to take partial                  -  You cannot take partial surrenders
                                       Surrenders is limited.                           during the first policy year.
                                       You do not pay the premiums
                                       needed to maintain coverage.                  -  We will not pay a death benefit if your
                                                                                        policy lapses.

                                                                                     -  Also, the lapse may have adverse tax
                                                                                        consequences. (See "Tax Risk.")

                                       Your policy may lapse due to                  -  Surrender charges affect the surrender
                                       Surrender charges.                               value, which is a measure we use to
                                                                                        determine whether your policy will enter a
                                                                                        grace period (and possibly lapse, which
                                                                                        may have adverse tax consequences). A
                                                                                        partial surrender will reduce the policy
                                                                                        value, will reduce the death benefit and
                                                                                        may terminate the NLG.

                                       You take a loan against your policy.          -  Taking a loan increases the risk of:

                                                                                     -  policy lapse (which may have adverse
                                                                                        tax consequences);

                                                                                     -  a permanent reduction of policy value;

                                                                                     -  reducing the death benefit.

POLICY RISK                                         WHAT IT MEANS                                  WHAT CAN HAPPEN
---------------------------------      ----------------------------------------      -------------------------------------------
                                                                                     -  Taking a loan may also terminate the
                                                                                        NLG.

                                       Your policy can lapse due to poor             -  Your policy could lapse due to adverse
                                       investment performance.                          investment experience if neither the
                                                                                        minimum initial premium period nor the
                                                                                        NLG is in effect and you do not pay the
                                                                                        premiums needed to maintain coverage.

                                                                                     -  The lapse may have adverse tax
                                                                                        consequences.

EXCHANGE/REPLACEMENT RISK              You exchange or replace another policy        -  You may pay surrender charges on the
                                       to buy this one.                                 old policy.

                                                                                     -  The new policy has surrender charges,
                                                                                        which may extend beyond those in
                                                                                        the old policy.

                                                                                     -  You may be subject to new
                                                                                        incontestability and suicide periods
                                                                                        on the new policy.

                                                                                     -  You may be in a higher insurance
                                                                                        risk rating category in the new
                                                                                        policy which may require
                                                                                        higher premiums.

                                                                                     -  If you drop the old policy and it
                                                                                        is not part of an exchange under
                                                                                        Section 1035 of the Code, there
                                                                                        may be adverse tax consequences if
                                                                                        the total policy value (before reductions
                                                                                        for outstanding loans, if any) exceeds
                                                                                        your investment in the old policy.
                                                                                        (See "Tax Risk.")

                                                                                     -  If you drop the old policy as part of
                                                                                        an exchange under Section 1035 of the
                                                                                        Code and there is a loan on the policy,
                                                                                        there may be adverse tax consequences
                                                                                        if the total policy value (before
                                                                                        reductions for the outstanding loan)
                                                                                        exceeds your investment in the old
                                                                                        policy. (See "Tax Risk.")

                                       You use cash values or dividends from         -  If you borrow from another policy
                                       another policy to buy this one, without          to buy this one, the loan reduces the
                                       fully surrendering the other policy.             death benefit on the other policy. If
                                                                                        you fail to repay the loan and
                                                                                        accrued interest, you could lose the
                                                                                        other coverage and you may be
                                                                                        subject to income tax if the policy
                                                                                        lapses or is surrendered with a loan
                                                                                        against it. You may have adverse
                                                                                        tax consequences. (See "Tax Risk.")

                                                                                     -  If you surrender cash value from
                                                                                        another policy to buy this one,
                                                                                        you could lose coverage on the
                                                                                        other policy. Also, the surrender
                                                                                        may be subject to federal and
                                                                                        state income tax. You may
                                                                                        have adverse tax consequences.
                                                                                        (See "Tax Risk.")

                                       19

POLICY RISK                                         WHAT IT MEANS                                  WHAT CAN HAPPEN
---------------------------------      ----------------------------------------      -------------------------------------------
TAX RISK                               A policy may be classified as a               -  Taxable earnings come out first
                                       "modified endowment contract" (MEC) for          on surrenders or loans from a MEC
                                       federal income tax purposes when issued.         policy or an assignment or pledge of
                                       If a policy is not a MEC when issued,            a MEC policy. Federal income tax
                                       certain changes you make to the policy           on these earnings will apply. State
                                       may cause it to become a MEC.                    income taxes may also apply. If you
                                                                                        are under age 59 1/2, a 10% penalty tax
                                                                                        may also apply to these earnings. After
                                                                                        the earnings are withdrawn, then the
                                                                                        after-tax investment in the policy
                                                                                        is paid out.

TAX RISK (CONTINUED)                   If your policy lapses or is fully             -  You will be taxed on any earnings
                                       surrendered with an outstanding policy           in the policy. For non-MEC policies,
                                       loan, you may experience a significant           this includes earnings included in the
                                       tax risk, especially if your policy is           policy's cash surrender value and
                                       not a MEC.                                       earnings previously taken via existing
                                                                                        loans. It could be the case that a policy
                                                                                        with a relatively small existing cash
                                                                                        value could have significant as yet
                                                                                        untaxed earnings that will be taxed
                                                                                        upon lapse or surrender of the policy.

                                                                                     -  For MEC policies, earnings are the
                                                                                        remaining earnings in the policy,
                                                                                        which could be a significant
                                                                                        amount depending on the policy.

                                                                                     -  If you drop the old policy as part
                                                                                        of an exchange under Section 1035
                                                                                        of the Code and there is a loan
                                                                                        on the policy, there may be
                                                                                        adverse tax consequences if the
                                                                                        total policy value (before reductions
                                                                                        for the outstanding loan) exceeds
                                                                                        your investment in the old policy.
                                                                                        (See "Tax Risk.")

                                       You may buy this policy to fund a             -  The tax-deferred accrual of
                                       tax-deferred retirement plan.                    cash values provided by the policy
                                                                                        is unnecessary because tax deferral
                                                                                        is provided by the tax-deferred
                                                                                        retirement plan.

                                       The investments in the subaccount are         -  If a policy fails to qualify as a
                                       not adequately diversified.                      life insurance policy because it is
                                                                                        not adequately diversified, the
                                                                                        policyholder must include in gross
                                                                                        income the "income on the contract"
                                                                                        (as defined in Section 7702(g)
                                                                                        of the Code).

                                       Congress may change how life insurance        -  You could lose any or all of the
                                       is taxed at any time.                            specific federal income tax attributes
                                                                                        and benefits of a life insurance
                                       The interpretation of current tax                policy including tax-deferred accrual
                                       law is subject to change by the Internal         of cash values and income tax free
                                       Revenue Service (IRS) or the courts at           death benefits. For non-MEC policies
                                       any time.                                        you could lose your ability to take non-
                                                                                        taxable distributions from the policy.

                                                                                     -  Typically, changes of this type are
                                                                                        prospective only, but some or all of the
                                                                                        attributes could be affected.

POLICY RISK                                         WHAT IT MEANS                                  WHAT CAN HAPPEN
---------------------------------      ----------------------------------------      -------------------------------------------
                                       The IRS may determine that you are the        -  You may be taxed on the income of
                                       owner of the fund shares held by our             each subaccount to the extent of your
                                       Variable Account.                                interest in the subaccount.



Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested. Before you invest, be sure to ask your sales representative about the policy's features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your sales representative may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your sales representative about all the options that are available to you.

FUND RISKS

A comprehensive discussion of the risks of each portfolio in which the subaccounts invest may be found in each fund's prospectus. Please refer to the prospectuses for the funds for more information. THE INVESTMENT ADVISERS CANNOT GUARANTEE THAT THE FUNDS WILL MEET THEIR INVESTMENT OBJECTIVES.

LOADS, FEES AND CHARGES

Policy charges primarily compensate us for:

-     providing the insurance benefits of the policy;

-     issuing the policy;

-     administering the policy;

-     assuming certain risks in connection with the policy; and

-     distributing the policy.

We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.

PREMIUM EXPENSE CHARGE


We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the accounts you have selected. The premium expense charge is 4% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with administering and distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. (The surrender charge, discussed under "Surrender Charge" below, also may partially compensate us for these expenses.) The premium expense charge also may compensate us for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.


MONTHLY DEDUCTION

On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:

1.   the cost of insurance for the policy month;



2.   the policy fee shown in your policy;



3.   the monthly administrative charge;



4.   the monthly mortality and expense risk charge; and



5. charges for any optional insurance benefits provided by rider for the policy month.



We explain each of the three components below.

You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.

We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:

- you do not specify the accounts from which you want us to take the monthly deduction; or

- the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.


If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the NLG is in effect or the Minimum Initial Premium Period is in effect and the premium payment requirements have been met. (See "No Lapse Guarantee," "Minimum Initial Premium Period," "Grace Period" and "Reinstatement" at the end of this section on policy costs.)

COMPONENTS OF THE MONTHLY DEDUCTION:

1. COST OF INSURANCE: primarily, this is the cost of providing the death benefit under your policy. It depends on:

     -    the amount of the death benefit;

     -    the policy value; and

     -    the statistical risk that the insured will die in a given period.

The cost of insurance for a policy month is calculated as: [a X (b - c)] + d where:

     "a" IS THE MONTHLY COST OF INSURANCE RATE based on the insured's insurance age, duration, sex (unless unisex rates are required by law), risk classification and election of WMD. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.


          We set the rates based on our expectations as to future mortality experience. Our current monthly cost of insurance rates are less than the maximum monthly cost of insurance rates guaranteed in the policy. We reserve the right to change rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in your policy. All rates are based on the 2001 Commissioners Standard Ordinary (CSO) Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.


     "b" IS THE DEATH BENEFIT on the monthly date divided by 1.0032737 (which reduces our net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%).

      "c" IS THE POLICY VALUE on the monthly date. At this point, the policy value has been reduced by the policy fee and any charges for optional riders with the exception of the WMD as it applies to the base policy.

      "d" IS ANY FLAT EXTRA INSURANCE CHARGES we assess as a result of special underwriting considerations.


2. POLICY FEE: TO BE FILED BY AMENDMENT. This charge primarily reimburses us for expenses associated with issuing the policy, such as processing the application (mostly underwriting) and setting up computer records; and associated with administering and distributing the policy, such as processing claims, maintaining records, making policy changes and communicating with owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed TO BE FILED BY AMENDMENT. per month for either policy.



3. ADMINISTRATIVE CHARGE: charged each month prior to the insured's attained insurance age 120 anniversary. We reserve the right to change the administrative charge based on our expectations of future investment earnings, persistency, expenses and/or federal and state assumptions. However, it will never exceed the guaranteed tax administrative charge shown in the "Policy Data" section of the policy.



4. MORTALITY AND EXPENSE RISK CHARGE: compensates us for assuming the mortality and expense risks under the policy. (See "Mortality and Expense Risk Charge" for complete discussion.)



5. OPTIONAL INSURANCE BENEFIT CHARGES: charges for any optional benefits you add to the policy by rider. (See "Fee Tables - Charges Other than Fund Operating Expenses.")



NOTE FOR MONTANA RESIDENTS: Please disregard all policy provisions in this prospectus that are based on the sex of the insured. The policy will be issued on a unisex basis. Also disregard references to mortality tables; the tables will be replaced with a 70% male, 30% female blend of the 2001 CSO Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.

SURRENDER CHARGE


If you surrender your policy or the policy lapses during the first 10 policy years and in the 10 years following an increase in specified amount, we will reduce your policy value, minus indebtedness, by the applicable surrender charge.

The surrender charge primarily reimburses us for costs of issuing the policy, such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.


The maximum surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The maximum surrender charge for the initial specified amount will decrease monthly until it is zero at the end of ten policy years. If you increase the specified amount, an additional maximum surrender charge will apply. The additional maximum surrender charge in a revised policy will be based on the insured's attained insurance age, sex (unless unisex rates are required by law), risk classification and the amount of the increase. It will decrease monthly until it is zero at the end of the tenth year following the increase.



The following table illustrates the maximum surrender charge for VUL 5 and VUL 5 - ES. For VUL 5, we assume a male, insurance age 35 qualifying for preferred nontobacco rates and the specified amount to be $300,000. For VUL 5 - ES, we assume a male, insurance age 40 qualifying for preferred nontobacco rates and the specified amount to be $2,000,000.





LAPSE OR SURRENDER                                                        MAXIMUM SURRENDER CHARGE FOR:
AT BEGINNING OF YEAR              TO BE FILED BY AMENDMENT.              VUL 5               VUL 5 - ES
--------------------              ----------------------------           --------------     --------------
1
2
3
4
5
6
7
8
9
10
11



From the beginning of year six to the end of year ten, the amounts shown decrease on a monthly basis.

PARTIAL SURRENDER CHARGE

If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.

If the AdvanceSource rider(1) is on your policy, once notice of claim is received partial surrenders are no longer allowed.

MORTALITY AND EXPENSE RISK CHARGE


The mortality and expense risk charge is deducted monthly as part of the monthly deduction. It compensates us for assuming the mortality and expense risks under the policy. It is equal to:



     (a)x(b)
     -------  where:
        12



     "a"  is the variable account value; and



     "b" is the guaranteed mortality and expense risk rate shown in the "Policy Data" section of the policy.



The charge primarily compensates us for:


- MORTALITY RISK - the risk that the cost of insurance charge will be insufficient to meet actual claims.

- EXPENSE RISK - the risk that the policy fee and the surrender charge (described above) may be insufficient to cover the cost of administering the policy.


Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. We will make up any further deficit from our general assets. We reserve the right to change the mortality and expense risk rate based on our expectations of mortality, reinsurance costs, future investment earnings, persistency, expenses, and/or federal and state tax assumptions. However, it will never exceed the guaranteed mortality and expense risk rate shown in the "Policy Data" section of the policy.



ANNUAL OPERATING EXPENSES OF THE FUNDS

Any applicable management fees, 12b-1 fees and other expenses of the funds are deducted from, and paid out of, the assets of the funds as described in each fund's prospectus.

EFFECT OF LOADS, FEES AND CHARGES

Your death benefits, policy values and cash surrender values may fluctuate due to an increase or decrease in the following charges:

-    cost of insurance charges;

-    surrender charges;

-    cost of optional insurance benefits;

-    policy fees;

-    mortality and expense risk charges; and

- annual operating expenses of the funds, including management fees, 12b-1 fees and other expenses.

In addition, your death benefits, policy values and cash surrender values may change daily as a result of the investment experience of the subaccounts.

(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

OTHER INFORMATION ON CHARGES

We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.

RIVERSOURCE LIFE

We are a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

THE VARIABLE ACCOUNT AND THE FUNDS

THE VARIABLE ACCOUNT: The variable account consists of a number of subaccounts, each of which invests in shares of a particular fund. Income, gains and losses of each subaccount are credited to or charged against the assets of that subaccount alone. Therefore, the investment performance of each subaccount is independent of the investment performance of our company assets. We will not charge a subaccount with the liabilities of any other subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.

THE FUNDS: The policy currently offers subaccounts investing in shares of the funds listed in the table below.

- INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

- FUND NAME AND MANAGEMENT: A fund underlying your policy in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

- ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund name and management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the fund providers do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

- ASSET ALLOCATION PROGRAMS MAY IMPACT FUND PERFORMANCE: Asset allocation programs in general may negatively impact the performance of the underlying fund. Even if you do not participate in an asset allocation program, a fund in which your subaccount invests may be impacted if it is included in an asset allocation program. Rebalancing or reallocation under the terms of the asset allocation program may cause a fund to lose money if it must sell large amounts of securities to meet a redemption request. These losses can be greater if the fund holds securities that are not as liquid as others, for example, various types of bonds, shares of smaller companies, and securities of foreign issuers. A fund may also experience higher expenses because it must sell or buy securities more frequently than it otherwise might in the absence of asset allocation program rebalancing or reallocations. Because asset allocation programs include periodic rebalancing and may also include reallocation, these effects may occur under the asset allocation program we offer (see "Transfers Between the Fixed Account and Subaccounts - Portfolio Navigator Program") or under asset allocation programs used in conjunction with the policies, contracts and plans of other eligible purchasers of the funds.

- FUNDS AVAILABLE UNDER THE POLICY: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the policy charges we impose. We select the underlying funds in which the subaccounts initially invest and when there is a substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a policy, which funds to add to a policy and which funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, fund performance, fund expenses, classes of fund shares available, size of the fund, and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments and non-cash compensation a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.

-    REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
     INTEREST: We or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue, including but not limited to expense payments and non-cash compensation. The amount of this revenue and how it is computed varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the funds that are managed by our affiliates Columbia Management Investment Advisers, LLC (Columbia Management Investment Advisers) and Columbia Wanger Asset Management, LLC (Columbia Wanger Asset Management) (affiliated funds).

     Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on policy values that are invested in the affiliated funds. We or our affiliates receive revenue which ranges up to 0.64% of the average daily net assets invested in the underlying funds through this policy and other policies and contracts that we and our affiliate life insurance company issue. We or our affiliates may also receive revenue which ranges up to 0.04% of aggregate, net or anticipated sales of underlying funds through this policy and other policies and contracts that we and our affiliates issue. Please see the Statement of Additional Information (SAI) for a table that ranks the underlying funds according to total dollar amounts that their affiliates paid us or our affiliates in the prior calendar year.

     Expense payments, non-cash compensation and other forms of revenue may influence recommendations your sales representative makes regarding whether you should invest in the policy and whether you should allocate premiums or policy value to a subaccount that invests in a particular fund (see "Distribution of the Policy").

     The revenue we and/or our affiliates receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the policy (see "Fee Tables"). However, the revenue we and/or affiliates receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate policy value to the subaccount that invests in that fund.

- WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive these revenues, including, but not limited to expense payments and non-cash compensation for various purposes including:

     - Compensating, training and educating sales representatives who sell the policies.

     - Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.

     - Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the funds available under the policies to prospective and existing policy owners, authorized selling firms and sales representatives.

     - Providing sub-transfer agency and shareholder servicing to policy owners.

     - Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the policies.

     - Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

     - Furnishing personal services to policy owners, including education of policy owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).

     - Subaccounting, transaction processing, recordkeeping and administration.

- SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by Columbia Management Investment Advisers. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

     - SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

     - Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

     - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

YOU CAN DIRECT YOUR NET PREMIUMS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:


To be filed by Amendment.



INVESTING IN  INVESTMENT OBJECTIVE AND POLICIES  INVESTMENT ADVISER
------------  ---------------------------------  ------------------


PLEASE REFER TO THE PROSPECTUSES FOR THE FUNDS FOR MORE INFORMATION. THESE PROSPECTUSES ARE AVAILABLE BY CONTACTING US AT THE ADDRESS OR TELEPHONE NUMBER ON THE FIRST PAGE OF THIS PROSPECTUS.

RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS

Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge (unless the fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

-    laws or regulations change;

-    the existing funds become unavailable; or

- in our judgment, the funds no longer are suitable (or are no longer the most suitable) for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the policy, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate premiums or policy value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the Columbia Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your policy. A reallocation and subsequent transfer for this purpose will not count against any maximum number of transfers per year we may impose under the policy. (See "Transfers Between the Fixed Account and Subaccounts.")

If the Columbia Variable Portfolio - Cash Management Fund liquidates, we will delay payments of any transfer, surrender, loan or death benefit from the fund until the fund is liquidated.

In the event of any such substitution or change, we may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance department.

VOTING RIGHTS

As a policy owner with investments in any subaccount, you may vote on important fund matters. We are the legal owner of all fund shares and therefore hold all voting rights. However, to the extent required by law, we will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. We also will vote fund shares for which we have voting rights in the same proportion as those shares in that subaccount for which we receive instructions. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.

THE FIXED ACCOUNT

You can allocate net premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in "Transfers Between the Fixed Account and Subaccounts"). Amounts allocated to the fixed account become part of our general account. The general account includes all assets we own other than those in the variable account and other separate accounts. Subject to applicable law, we have sole discretion to decide how assets of the fixed account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefits. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.


Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, we guarantee that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 2%, independent of the actual investment experience of the account. Keep in mind that this guarantee is based on our continued claims-paying ability. We are not obligated to credit interest at any rate higher than 2%, although we may do so at our sole discretion. Rates higher than 2% may change from time to time, at our discretion, and will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these policies, the rates currently in effect for new and existing policies, product design, competition and our revenues and expenses. We will not credit interest in excess of 2% on any portion of policy value in the fixed account against which you have a policy loan outstanding.


Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

PURCHASING YOUR POLICY

APPLICATION

Your sales representative will help you complete an application and send it along with your initial premium payment to our home office. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information, we reserve the right to refuse to issue your policy or take other steps we deem reasonable. When you apply, you:

-    select a specified amount of insurance;

-    select a death benefit option;

-    designate a beneficiary; and

- state how premiums are to be allocated among the fixed account and/or the subaccounts or enroll (if applicable) in the Portfolio Navigator Program (PN program).

INSURABILITY: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.

AGE LIMIT: We generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.

RISK CLASSIFICATION: The risk classification is based on the insured's health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges.")

OTHER CONDITIONS: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.

INCONTESTABILITY: We will have two years from the effective date of your policy or from reinstatement of your policy (see "Keeping the Policy in Force -- Reinstatement") to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the truth of statements or representations in your application.

PREMIUMS

PAYMENT OF PREMIUMS: In applying for your policy, you decide how much you intend to pay and how often you will make payments. DURING THE FIRST SEVERAL POLICY YEARS UNTIL THE POLICY VALUE IS SUFFICIENT TO COVER THE SURRENDER CHARGE, WE REQUIRE THAT YOU PAY THE MINIMUM INITIAL PREMIUM IN EFFECT IN ORDER TO KEEP THE POLICY IN FORCE.

You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy. You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.

The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.

You may also change the amount and frequency of scheduled premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.

Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.


PREMIUM LIMITATIONS: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 120.


ALLOCATION OF PREMIUMS: Until the policy date, we hold premiums, if any, in the fixed account and we credit interest on any net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate the net premiums plus accrued interest to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.

ADDITIONAL PREMIUMS: We credit additional premiums you make to your accounts on the valuation date we receive them. If we receive an additional premium at our home office before the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the premium. If we receive an additional premium at our home office at or after the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the premium.

LIMITATIONS ON USE OF THE POLICY

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an owner's access to policy values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.

POLICY VALUE

The value of your policy is the sum of values in the fixed account and each subaccount of the variable account. We value your accounts as follows:

FIXED ACCOUNT

We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:

- the sum of your net premiums and transfer amounts (including loan transfers) allocated to the fixed account; plus

-    interest credited; minus

- the sum of amounts surrendered (including any applicable surrender charges) and amounts transferred out (including loan transfers); minus

- any portion of the monthly deduction for the coming month that is allocated to the fixed account.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you allocate a net premium or transfer into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a charge, we subtract a certain number of accumulation units from your policy value.

Accumulation units are the true measure of investment value in each subaccount. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends, to obtain a current adjusted net asset value per share; then

-    dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee from the result.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways -- in number and in value. Here are the factors that influence those changes:

     The number of accumulation units you own may fluctuate due to:

-    additional net premiums allocated to the subaccounts;

-    transfers into or out of the subaccounts;

-    partial surrenders and partial surrender fees;

-    surrender charges; and/or

-    monthly deductions.

     Accumulation unit values will fluctuate due to:

-    changes in underlying fund net asset value;

-    fund dividends distributed to the subaccounts;


-    fund capital gains or losses; and



-    fund operating expenses.





WHEN VALUATIONS OCCUR: We calculate all policy values allocated to subaccounts and all transactions in good order under the policy on any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins. Valuation dates do not occur when the NYSE is closed as, for example, on Saturdays, Sundays and national holidays.

TRANSACTIONS INCLUDE:

-    premium payments;

-    loan requests and repayments;

-    surrender requests; and

-    transfers.

We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your transaction request at our home office before the close of business, we will process your transaction using the accumulation unit value we calculate on the valuation date we received your transaction request in good order. On the other hand, if we receive your transaction request in good order at our home office at or after the close of business, we will process your transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

KEEPING THE POLICY IN FORCE

MINIMUM INITIAL PREMIUM PERIOD

To allow you to purchase the policy for the lowest premium possible, you may choose to pay only the minimum initial premium during the minimum initial premium period as long as the policy value minus indebtedness equals or exceeds the monthly deduction. The policy will not enter the grace period during the minimum initial premium period as shown in your policy under "Policy Data," if:

- on a monthly date, the policy value minus indebtedness equals or exceeds the monthly deduction for the policy month following such monthly date; and

- the sum of all premiums paid, minus any partial surrenders, and minus any indebtedness, equals or exceeds the minimum initial premium, as shown in your policy under "Policy Data," times the number of months since the policy date, including the current month.


The minimum initial premium period is one year.



NO LAPSE GUARANTEE



A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction. This feature is sometimes referred to as a death benefit guarantee. Each policy has the following NLG option:



NO LAPSE GUARANTEE TO AGE 75 (NLG-75): This option guarantees the policy will not lapse before the insured's attained insurance age 75 (or 10 years, if later).



The NLG-75 will remain in effect as long as:


-    the sum of premiums paid; minus

-    partial surrenders; minus

-    outstanding indebtedness; equals or exceeds


-    the NLG-75 premiums due since the policy date.



The NLG-75 premium is shown in the policy.



If, on a monthly date, you have not paid enough premiums to keep the NLG-75 in effect, the NLG-75 will terminate. Your policy will also lapse if the cash surrender value is less than the amount needed to pay the monthly deduction and the minimum initial premium period is not in effect. The NLG-75 may be reinstated within two years of its termination if the policy is in force.

GRACE PERIOD


If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and neither the NLG nor the minimum initial premium period is in effect, you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.


We will then mail a notice to your last known address, requesting payment of the premium needed so that we can make the next three monthly deductions. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any remaining balance to the policy value and allocate it in the same manner as other premium payments. If the insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.

If you have the AdvanceSource rider(1) on your policy and the AdvanceSource rider terminates at the end of the grace period while the accelerated benefit insured is chronically ill, the rider may be reinstated provided the accelerated benefit insured submits a written request within five months after the date of termination and provided that certain other conditions are met. Certain conditions are listed in the rider. The reinstated rider will not provide monthly benefit payments during the period of lapse to the date of reinstatement. The effective date of the reinstated rider will be the beginning of the policy month that coincides with or next follows the date we approve the accelerated benefit insured's request.

REINSTATEMENT


Your policy may be reinstated within three years after it lapses, unless you surrendered it for cash. To reinstate, we will require:


-    a written request;

-    evidence satisfactory to us that the insured remains insurable;

-    payment of the premium we specify; and

-    payment or reinstatement of any indebtedness.

The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (see "Proceeds Payable Upon Death") will apply from the effective date of reinstatement. Surrender charges will also be reinstated.


We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.

EXCHANGE RIGHT

During the first two years after we issue the policy, if it has not lapsed or been surrendered in full, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We will automatically credit all future premium payments to the fixed account unless you request a different allocation.

A transfer for this purpose will not count against any maximum number of transfers per year we may impose under the policy. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.

A transfer for this purpose has no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the options available for allocating your policy value will be affected.

Before you exercise the exchange right, be sure to ask your sales representative about all the options that are available to you. We may offer other fixed account policies with maximum fees and charges, and minimum guaranteed rate(s) of interest, which differ from the maximum fees and charges and the minimum guaranteed rate(s) of interest in the exchange policy. Other fixed account policies we offer require evidence that the insured is insurable according to our underwriting rules.

(1) This rider has a different name in some jurisdictions. (See Appendix B.)

We will not require evidence of insurability. We will require that:

1.   this policy is in force; and

2.   your request is in writing; and

3.   you repay any existing indebtedness.

The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.

We will inform you of the premium for the new policy and any extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both the exchange policy and the new policy. If the cash surrender value of this policy exceeds the cash surrender value of the new policy, the excess will be sent to you. If the cash surrender value of this policy is less than the cash surrender value of the new policy, you will be required to send us the shortage amount for this exchange to be completed.

PROCEEDS PAYABLE UPON DEATH

We will pay a benefit to the beneficiary of the policy when the insured dies. The amount payable is the death benefit amount minus any indebtedness as of the death benefit valuation date.


OPTION 1 (LEVEL AMOUNT): Under the Option 1 death benefit, if death is prior to the insured's attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:


-    the specified amount; or

- a percentage of the policy value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.


OPTION 2 (VARIABLE AMOUNT): Under the Option 2 death benefit, if death is prior to the insured's attained insurance age 120, the death benefit amount is the greater of the following as determined on the death benefit valuation date:


-    the policy value plus the specified amount; or

-    the percentage of policy value.



EXAMPLE                        OPTION 1       OPTION 2
--------------------------     ---------      ---------
Specified amount               $ 100,000      $ 100,000
Policy value                   $   5,000      $   5,000
Death benefit                  $ 100,000      $ 105,000
Policy value increases to      $   8,000      $   8,000
Death benefit                  $ 100,000      $ 108,000
Policy value decreases to      $   3,000      $   3,000
Death benefit                  $ 100,000      $ 103,000


If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option
1. Under Option 1, the cost of insurance is lower because our net amount at risk is generally lower, for this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.


Under both Option 1 and Option 2, if death is on or after the insured's attained insurance age 120, the death benefit amount will be the greater of:


-    the policy value on the death benefit valuation date; or


-    the policy value at the insured's attained insurance age 120.



IF YOU HAVE THE ADVANCESOURCE RIDER(1) ON YOUR POLICY: The proceeds payable upon death of the accelerated benefit insured on or after the insured's attained age 120 anniversary is reduced by each AdvanceSource rider benefit paid.


(1) This rider has a different name in some jurisdictions. (See Appendix B.)

CHANGE IN DEATH BENEFIT OPTION

You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.

IF YOU CHANGE FROM OPTION 1 TO OPTION 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.

IF YOU CHANGE FROM OPTION 2 TO OPTION 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.

An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following:

- Monthly deduction because the cost of insurance charges depends upon the specified amount.

-    Minimum initial premium.

-    Charges for certain optional insurance benefits.

The surrender charge will not be affected.

IF YOU HAVE THE ADVANCESOURCE RIDER(1) ON YOUR POLICY: Option 2 is not available.

CHANGES IN SPECIFIED AMOUNT

Subject to certain limitations, you may make a written request to increase or decrease the specified amount.

INCREASES: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000 and we will not permit an increase after the insured's attained insurance age 85. We will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in the application for the increase in specified amount.

An increase in the specified amount will have the following effect on policy costs:

- Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.

-    Charges for certain optional insurance benefits may increase.

-    The minimum initial premium and the NLG premiums will increase.


-    The administrative charge will increase.


-    The surrender charge will increase.


At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly date. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG option or the minimum initial premium period is in effect.



DECREASES: After the first policy year, you may decrease the specified amount,(1) subject to all the following limitations:


-    Only one decrease per policy year is allowed.

- We reserve the right to limit any decrease to the extent necessary to qualify the policy as life insurance under the Code.

- After the decrease, the specified amount may not be less than the minimum amount shown in the policy.


     of the initial specified amount.





- The effective date of any decrease in specified amount is the monthly date on or next following the date we receive your request.

Each increase in specified amount is treated as a new policy for purposes of applying the limitations on decreases. Thus, the first policy year for an increase is measured from the effective date of the increase.

(1) If you have the AdvanceSource rider* on your policy and request a decrease in the policy specified amount, including decreases due to partial surrenders, you may impact the AdvanceSource rider specified amount and the remaining amount to be accelerated. After a decrease in the policy specified amount, if the remaining amount to be accelerated divided by the new policy specified amount is greater than the maximum rider specified amount percent shown in the "Policy Data" section of the policy, then the rider specified amount and the remaining amount to be accelerated will be decreased. Any resulting decrease could cause a change in the maximum monthly benefit.

EXAMPLE


     TO BE FILED BY AMENDMENT.





A decrease in specified amount will affect your costs as follows:

- Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.

-    Charges for certain optional insurance benefits may decrease.

-    The minimum initial premium and the NLG premiums will decrease.


-    The administrative charge will not change.

-    The surrender charge will not change.

No surrender charge is imposed when you request a decrease in the specified amount.

We will deduct decreases in the specified amount from the current specified amount in this order:


-    First from the initial specified amount when the policy was issued, and






- Then from the increases successively following the initial specified amount.


This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase, and so on.

CHARITABLE GIVING BENEFIT


Under VUL 5 - ES only, if the policy's proceeds become payable upon death while the policy and this benefit are in force, we will pay a charitable gift amount to a charitable beneficiary you select.


The charitable gift amount equals 1% of the amount of the proceeds payable upon death up to a maximum of $100,000. We determine the charitable gift amount as of the date of the insured's death. We pay the charitable gift amount from our assets; it is not deducted from your policy's proceeds payable upon death.

The charitable beneficiary may be any organization described under Section 170(c) of the Code as an authorized recipient of charitable contributions. Generally, these are organizations exempt from federal income tax under Section 501(c)(3) of the Code.

If the charitable beneficiary you have designated is not in existence or is no longer qualified at the time the charitable gift amount is payable, or if state or federal law prohibits us from paying the charitable giving benefit to the charitable beneficiary you have designated, you (or your estate representative if you are the insured) may name a new charitable beneficiary. If you have not designated a charitable beneficiary, or if you have withdrawn your charitable beneficiary and have not designated a new one, we will not pay the charitable giving benefit.

You may select the charitable beneficiary at any time and you may change the charitable beneficiary once each policy year by written request. The change will take effect on the monthly date following the date we approve the request. You may designate only one charitable beneficiary at a time.

You may not assign the charitable giving benefit. The charitable giving benefit will terminate on the earliest of:

- the monthly date on or next following receipt at our home office of your written request to terminate the benefit; or

-    the date your policy terminates.

This benefit may not be available in all states.


*    This rider has a different name in some jurisdictions. (See Appendix B.)


MISSTATEMENT OF AGE OR SEX

If the insured's age or sex has been misstated, the proceeds payable upon death will be:

-    the policy value on the date of death; plus

- the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus

-    the amount of any outstanding indebtedness on the date of death.

SUICIDE

Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders.

In North Dakota, the suicide period is shortened to one year. If the insured commits suicide while sane or insane within two years from the effective date of an increase in specified amount, the amount payable for the additional specified amount will be limited to the monthly deductions for the additional specified amount.


BENEFICIARY

Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you, if living. If you are not living, the beneficiary will be your estate.

TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS

You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. If we receive your transfer request at our home office in good order before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request. If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.


If you have the AdvanceSource rider(1) on your policy, once benefit payments begin any value in your subaccounts will be transferred to the fixed account as well as all future premium payments. Transfers to the subaccounts will not be allowed. At the end of the period of coverage, the portion of the policy value in excess of indebtedness due to us will remain in the fixed account until written request is made to transfer to any subaccounts. The request must be made within 30 days after the end of the period of coverage.


RESTRICTIONS ON TRANSFERS

Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying fund to suffer, policy value you have allocated to a subaccount that invests in that underlying fund will be lower too. Market timing can cause you, any joint owner of the policy and your beneficiary(ies) under the policy a financial loss.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT BUY A POLICY IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE POLICY. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE POLICY, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

- diluting the value of an investment in an underlying fund in which a subaccount invests;

- increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and

- preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUND FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF POLICY VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

WE TRY TO DISTINGUISH MARKET TIMING FROM TRANSFERS THAT WE BELIEVE ARE NOT HARMFUL, SUCH AS PERIODIC REBALANCING FOR PURPOSES OF AN ASSET ALLOCATION, DOLLAR-COST AVERAGING OR AN ASSET REBALANCING PROGRAM THAT MAY BE DESCRIBED IN THIS PROSPECTUS. THERE IS NO SET NUMBER OF TRANSFERS THAT CONSTITUTES MARKET TIMING. EVEN ONE TRANSFER IN RELATED ACCOUNTS MAY BE MARKET TIMING. WE SEEK TO RESTRICT THE TRANSFER PRIVILEGES OF A POLICY OWNER WHO MAKES MORE THAN THREE SUBACCOUNT TRANSFERS IN ANY 90 DAY PERIOD. WE ALSO RESERVE THE RIGHT TO REFUSE ANY TRANSFER REQUEST, IF, IN OUR SOLE JUDGMENT, THE DOLLAR AMOUNT OF THE TRANSFER REQUEST WOULD ADVERSELY AFFECT UNIT VALUES.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:

-    requiring transfer requests to be submitted only by first-class U.S. mail;

- not accepting hand-delivered transfer requests or requests made by overnight mail;

-    not accepting telephone or electronic transfer requests;

-    requiring a minimum time period between each transfer;

- not accepting transfer requests of an agent acting under power of attorney;

-    limiting the dollar amount that you may transfer at any one time;

-    suspending the transfer privilege; or

- modifying instructions under an automated transfer program to exclude a restricted fund if you do not provide new instructions.

Subject to applicable state law and the terms of each policy, we will apply the transfer policy described above to all policy owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower policy values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR POLICY, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR POLICY AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE AND EXCHANGE OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE, BUT NOT BE LIMITED TO, PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER, TAXPAYER IDENTIFICATION NUMBER OR OTHER UNITED STATES GOVERNMENT-ISSUED IDENTIFIER AND THE DETAILS OF YOUR POLICY TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF POLICY VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE POLICY IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

- Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

- Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund, may require us to reject your transfer request. For example, while we disregard transfers permitted under any asset allocation, dollar-cost averaging or asset rebalancing program that may be described in this prospectus, we cannot guarantee that an underlying fund's market timing policies and procedures will do so. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

- Each underlying fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

- Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, AND THE RISKS THAT MARKET TIMING POSE TO THAT FUND AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

FIXED ACCOUNT TRANSFER POLICIES

- You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.

- If we receive your request to transfer amounts from the fixed account within 30 days before the policy anniversary, the transfer will become effective on the anniversary.

- If we receive your request on or within 30 days after the policy anniversary, the transfer will be effective on the day we receive it.

- We will not accept requests for transfers from the fixed account at any other time.

- If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")

MINIMUM TRANSFER AMOUNTS

From a subaccount to another subaccount or the fixed account:

- For mail and telephone transfers -- $250 or the entire subaccount balance, whichever is less.

-    For automated transfers -- $50.

From the fixed account to a subaccount:

- For mail and telephone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.

-    For automated transfers -- $50.

MAXIMUM TRANSFER AMOUNTS

None.

MAXIMUM NUMBER OF TRANSFERS PER YEAR

You may make transfers by mail or telephone. However, we reserve the right to limit transfers by mail or telephone to five per policy year. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.

AUTOMATED TRANSFERS

In addition to written and telephone requests, you can arrange to have policy value transferred from one account to another automatically. Your sales representative can help you set up an automated transfer. If you are enrolled in the Portfolio Navigator Program (PN program), you are not allowed to set up automated transfers other than in connection with a dollar-cost averaging arrangement (see "Transfers Between the Fixed Account and Subaccounts -- Automated Dollar-Cost Averaging").

AUTOMATED TRANSFER POLICIES

- Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.

- You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.

- You cannot make automated transfers from the fixed account in an amount that, if continued, would deplete the fixed account within 12 months.

- If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.

- If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.

- If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.

- The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.

- If we must suspend your automated transfer arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.

- Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts. (EXCEPTION: The maximum number of transfers per year provision does not apply to automated transfers.)

-    You may make automated transfers by choosing a schedule we provide.

AUTOMATED DOLLAR-COST AVERAGING

You can use automated transfers to take advantage of dollar-cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the underlying fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                            NUMBER
BY INVESTING AN EQUAL NUMBER                              AMOUNT        ACCUMULATION       OF UNITS
OF DOLLARS EACH MONTH...                       MONTH     INVESTED        UNIT VALUE        PURCHASED
------------------------------                 ------    ---------      -------------      ---------
                                               Jan       $     100      $          20           5.00
                                               Feb             100                 18           5.56
you automatically buy..........                Mar             100                 17           5.88
more units when the............   (ARROW)      Apr             100                 15           6.67
per unit market price is low...                May             100                 16           6.25
                                               June            100                 18           5.56
                                               July            100                 17           5.88
and fewer units................                Aug             100                 19           5.26
when the per unit..............   (ARROW)      Sept            100                 21           4.76
market price is high...........                Oct             100                 20           5.00

You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.

You may make dollar-cost averaging transfers by choosing a schedule we provide.

When a PN program model portfolio or investment option is in effect, you may make dollar-cost averaging transfers from the fixed account to the model portfolio or investment option then in effect. If you change to a different model portfolio or investment option or are reallocated according to an updated version of your existing model portfolio or investment option (see "Transfers Between the Fixed Account and Subaccounts - Portfolio Navigator Program"), your dollar-cost averaging transfer allocations will not change. You must contact us or your sales representative to change your dollar-cost averaging transfer allocations to a different or updated model portfolio or investment option.

ASSET REBALANCING

Subject to availability, you can ask us in writing to reallocate the variable subaccount portion of your policy value according to the percentages (in whole percentage amounts) that you choose. The policy value must be at least $2,000 at the time of the rebalance. Asset rebalancing does not apply to the fixed account. We automatically will rebalance the variable subaccount portion of your policy value either quarterly, semiannually or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. We rebalance by transferring policy value between subaccounts. Transfers for this purpose are not subject to the maximum number of transfers provisions above.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. There is no charge for asset rebalancing. For more information on asset rebalancing, contact your sales representative. Different rules apply to asset rebalancing under the PN program (see "Transfers Between the Fixed Account and Subaccounts -- Portfolio Navigator Program").

PORTFOLIO NAVIGATOR PROGRAM

If you are participating in the PN program, your policy value is allocated to a PN program investment option. The PN program investment options are currently five funds of funds, each of which invests in underlying funds in proportions that vary among the funds of funds in light of each fund of funds' investment objective. You do not need to participate in the PN program to allocate your policy value to one or more of the funds of funds under the PN program. You may choose to discontinue your participation in the PN program at any time. The PN program also allows those who participated in a previous version of the PN program and who previously opted out of the transfer of their policy value to a fund of funds to remain invested in accordance with a "static" PN program model portfolio investment option that is not subject to updating or reallocation. For more information on the "static" model portfolios, see "The static model portfolios".

You should review any PN program information, including the prospectus for the funds of funds, carefully. Your financial advisor can provide you with additional information and can answer questions you may have on the PN program.

THE FUNDS OF FUNDS. Each of the funds of funds has the investment objective of seeking a high level of total return consistent with a certain level of risk by investing in various underlying funds. The funds of funds have objectives ranging from Conservative to Aggressive, and are managed within asset class allocation targets and with a broad multi-manager approach. Columbia Management Investment Advisers is the investment adviser to each of the funds of funds, and Columbia Management Investment Advisers or an affiliate is the investment adviser to each of the underlying funds in which the funds of funds invest. Morningstar Associates, LLC serves as an independent consultant to Columbia Management Investment Advisers to provide recommendations regarding portfolio construction and ongoing analysis of the funds of funds. Neither Columbia Management Investment Advisers nor Morningstar Associates, LLC serves as your investment adviser as to the allocation of your policy value under the PN program (regardless of whether you have selected a PN program investment option or have chosen to remain in a "static" model portfolio). Some of the underlying funds are managed on a day-to-day basis directly by Columbia Management Investment Advisers and some are managed by one or more affiliated or unaffiliated sub-advisers, subject to the oversight of Columbia Management Investment Advisers and that fund's board of trustees.

Below are the target asset allocation weights (between equity and fixed income/cash underlying funds) for each of the funds of funds:

1.   Variable Portfolio - Aggressive Portfolio: 80% Equity / 20% Fixed Income

2. Variable Portfolio - Moderately Aggressive Portfolio: 65% Equity / 35% Fixed Income

3.   Variable Portfolio - Moderate Portfolio: 50% Equity / 50% Fixed Income

4. Variable Portfolio - Moderately Conservative Portfolio: 35% Equity / 65% Fixed Income

5.   Variable Portfolio - Conservative Portfolio: 20% Equity / 80% Fixed Income

FUND OF FUNDS CONFLICTS OF INTEREST. In providing investment advisory services for the funds of funds and the underlying funds in which the funds of funds invest, Columbia Management Investment Advisers is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management Investment Advisers or one of its affiliates serves as the investment adviser to the underlying funds and may provide other services in connection with such underlying funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying fund. For additional information about the conflicts of interest to which Columbia Management Investment Advisers and its affiliates are subject, see the funds of funds prospectus.

THE STATIC MODEL PORTFOLIOS. If you have chosen to remain invested in a "static" PN program model portfolio investment option, your assets will remain invested in accordance with your current model portfolio, and you will not be provided with any updates to the model portfolio or reallocation recommendations. (The last such reallocation recommendation was provided in 2009.) Each model portfolio consists of underlying funds according to the allocation percentages stated for that model portfolio. If you are participating in the PN program through a model portfolio, you instruct us to automatically rebalance your policy value quarterly in order to maintain alignment with these allocation percentages.

If you choose to remain in a "static" model portfolio, the investments and investment styles and policies of the underlying funds in which your policy value is invested may change. Accordingly, your model portfolio may change so that it is no longer appropriate for your needs, even though your allocations to underlying funds do not change. Furthermore, the absence of periodic updating means that existing underlying funds will not be replaced as may be appropriate due to poor performance, changes in management personnel, or other factors.

Although the model portfolios are no longer maintained on an ongoing basis, the asset allocations in the model portfolios may have been affected by conflicts of interest similar to those to which the funds of funds are subject. Certain of the underlying funds in the model portfolios are managed by Columbia Management Investment Advisers or an affiliate while others are not, and we or our affiliate had an incentive to specify greater allocation percentages for the affiliated underlying funds.

PARTICIPATING IN THE PN PROGRAM. You are responsible for determining which investment option is best for you. Your sales representative can help you make this determination. In addition, your sales representative may provide you with an investor questionnaire, a tool to help define your investing style that is based on factors such as your investment goals, your tolerance for risk and how long you intend to invest. Your responses to the investor questionnaire can help you determine which model portfolio or investment option most closely matches your investing style. While the scoring of the investor questionnaire is objective, there is no guarantee that your responses to the investor questionnaire accurately reflect your tolerance for risk. Similarly, there is no guarantee that the investment option (or the asset mix reflected in the model portfolio, if applicable) you select or have selected after completing the investor questionnaire is appropriate to your ability to withstand investment risk. RiverSource Life is not responsible for your decision to participate in the PN program, your selection of a specific investment option or model portfolio, if applicable, or your decision to change to a different investment option.

Currently, there are five funds of funds available as investment options (and under the previous PN program five "static" model portfolio investment options) ranging from conservative to aggressive. You may not use more than one investment option or model portfolio at a time. Each investment option is a fund of funds. Each model portfolio consists of subaccounts and the fixed account according to the allocation percentages stated for the model portfolio. If you are participating in the PN program in a model portfolio, you also instruct us to automatically rebalance your policy value quarterly in order to maintain alignment with these allocation percentages.

If you are setting up a dollar-cost averaging arrangement (see "Transfers Between the Fixed Account and Subaccounts - Automated Dollar-Cost Averaging") while you are participating in the PN program, you must make transfers from the fixed account to the investment option in effect at that time. If you change to a different investment option, your dollar-cost averaging transfer allocations will not change. Contact us or your sales representative to change your dollar-cost averaging transfer allocations to a different or updated investment option.

You may make transfers to the fixed account and the subaccounts in accordance with the policies described under "Transfers Between the Fixed Account and Subaccounts." However, if you are invested in a model portfolio, on the next PN program automatic rebalancing date, any policy values transferred to subaccounts will be automatically rebalanced to the model portfolio in effect.

You may request a change to your fund of funds (or a transfer to a fund of funds) up to twice per policy year by written request on an authorized form or by another method agreed to by us.

We reserve the right to change the terms and conditions of the PN program upon written notice to you. This includes but is not limited to the right to:

- substitute a fund of funds for your model portfolio, if applicable, if permitted under applicable securities law; and

-    discontinue the PN program after 30 days' written notice.

RISKS. Asset allocation does not guarantee that your policy will increase in value nor will it protect against a decline in value if market prices fall.

By investing in a fund of funds, you may be able to reduce the volatility in your policy value, but there is no guarantee that this will happen. For additional information about the risks of investing in a fund of funds, see the prospectus for funds of funds.

POLICY LOANS

You may borrow against your policy by written or telephone request. (See "Two Ways to Request a Transfer, Loan or Surrender" for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in good order at our home office (for exceptions -- see "Deferral of Payments," under "Payment of Policy Proceeds"). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.

MINIMUM LOAN AMOUNTS

$500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.

MAXIMUM LOAN AMOUNTS





-    90% of the policy value minus surrender charges.


-    For phone requests, the maximum loan amount is $100,000.

The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.

ALLOCATION OF LOANS TO ACCOUNTS

Unless you specify otherwise, we will make the loan from the fixed account and the subaccounts in proportion to their values at the end of the valuation period during which we receive your request. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

REPAYMENTS

We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise. Repayments must be in amounts of at least $25.

OVERDUE INTEREST

If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the fixed account and the subaccounts with value on a pro-rata basis. If the value in the fixed account or any subaccount is not enough to pay the interest allocated, we will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.

EFFECT OF POLICY LOANS


A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the subaccounts and/or fixed account as collateral. The loan collateral does not participate in the investment performance of the subaccounts. The loan collateral earns interest at the minimum rate guaranteed in the fixed account at the applicable guaranteed interest rate. (See "The Fixed Account.") A loan reduces the policy surrender value. If the loan causes the cash surrender value to drop to zero, the policy will lapse. The death benefit is reduced by loan indebtedness. A loan may also cause the NLG or minimum initial premium period to terminate.



If you have the AdvanceSource rider(1) on your policy, upon notice of claim additional policy loans are not permitted. This does not include policy loans taken to pay for interest due on an existing policy loan. If there is an outstanding policy loan at the time of an AdvanceSource rider monthly benefit payment, that benefit payment will be reduced to repay a portion of the policy loan. This rule does not apply in Massachusetts.

POLICY SURRENDERS


You may take a full or a partial surrender by written request. We may, but are not required to, accept a full or partial surrender request from you by phone. (See "Two Ways to Request a Transfer, Loan or Surrender" for address and telephone numbers for your requests.) We will process your surrender request on the valuation date we receive it. If we receive your surrender request at our home office before the close of business, we will process your surrender using the accumulation unit value we calculate


(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

on the valuation date we received your surrender request. If we receive your surrender request at our home office in good order at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may require you to return your policy. Generally, we will process your payment within seven days (for exceptions - see "Deferral of Payments" under "Payment of Policy Proceeds"). We will mail surrender payments to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request an electronic fund transfer to your bank. For instructions, please contact your sales representative.

TOTAL SURRENDERS

If you surrender your policy, you receive its cash surrender value, which is the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.")

PARTIAL SURRENDERS

After the first policy year, you may take a partial surrender of any amount from $500 up to 90% of the policy's cash surrender value. Partial surrenders by telephone are limited to $100,000. Unless you specify otherwise, we will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.

EFFECT OF PARTIAL SURRENDERS

- A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Fee Tables" and "Loads, Fees and Charges.")

- A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.


- A partial surrender may terminate the NLG option. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the NLG in effect.


- If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and charge. We will deduct this decrease from the current specified amount in this order:

     1.   First from the specified amount provided by the most recent increase;

     2.   Next from the next most recent increases successively;

     3.   Then from the initial specified amount when the policy was issued.

Because they reduce the specified amount, partial surrenders may affect the cost of insurance. We will not allow a partial surrender if it would reduce the specified amount below the required minimum. (See "Decreases" under "Proceeds Payable Upon Death.")

- If Option 2 is in effect, a partial surrender does not affect the specified amount.

TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER

Provide your name, policy number, Social Security Number or Taxpayer Identification Number* when you request a transfer, loan or partial surrender.

1 BY MAIL

Regular mail:

RIVERSOURCE LIFE INSURANCE COMPANY
70100 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

Express mail:

RIVERSOURCE LIFE INSURANCE COMPANY
70200 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

* Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory income tax withholding on the taxable portion of the distribution.

2 BY PHONE

1-800-862-7919 (TOLL FREE)

- We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.

- We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.

- We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.

PAYMENT OF POLICY PROCEEDS

We will pay proceeds when:

-    you surrender the policy; or

-    the insured dies.


We pay all proceeds by check (unless the beneficiary has chosen to have death benefit proceeds directly deposited into another Ameriprise Financial, Inc. account). If the beneficiary chooses the checking account option, the proceeds will be deposited into an interest bearing checking account issued by Ameriprise Bank, FSB, member FDIC unless the beneficiary fails to meet the requirements of using this option. Additional options available under the policy are described in "Payment Options." We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at a rate not less than 1% per year on lump sum death proceeds, from the date of the insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option).

PAYMENT OPTIONS

During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. The beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the proceeds will be placed under each option (minimum:
$5,000). We will transfer any such amount to our general investment account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.


OPTION A -- INTEREST PAYMENTS: We will pay interest on any proceeds placed under this option at a rate of 1% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time, you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.


OPTION B -- PAYMENTS FOR A SPECIFIED PERIOD: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.


OPTION C -- LIFETIME INCOME: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age and sex, or any combination of year, age and sex at your request, without charge.


DEFERRAL OF PAYMENTS

We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:

-    the payment includes a premium payment check that has not cleared;

-    the NYSE is closed, except for normal holiday and weekend closings;

-    trading on the NYSE is restricted, according to SEC rules;

- an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

- the SEC permits us to delay payments for the protection of security holders.

- the Columbia Variable Portfolio - Cash Management Fund suspends payments of redemption proceeds in connection with a liquidation of the fund. In that case we will delay payment of any transfer, surrender, loan or death benefit from the fund until the fund is liquidated.


We may delay payment of any loans or surrenders from the fixed account up to six months from the date we receive the request in good order. If we postpone the payment of the surrender proceeds by more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 2% for the period of postponement.


FEDERAL TAXES

The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of current federal income tax laws and of how the IRS currently interprets them. Both the laws and their interpretation may change.

You should make the decision as to who the owner and the beneficiary will be after consultation with your tax and legal advisors. These decisions may significantly affect the amount due for income tax, gift tax and estate or inheritance tax and also your ownership rights to the policy.

\
The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.

FEDERAL INCOME TAX REPORTING AND WITHHOLDING: If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax and possibly a tax penalty, and may be subject to withholding pursuant to the Code. (See "Taxation of Policy Proceeds.") Such amounts will also be subject to tax reporting. Reporting may also be required in the event of a policy exchange or other distributions from the policy even if no amounts are currently subject to tax. State income tax reporting and withholding may also apply.

DIVERSIFICATION AND INVESTOR CONTROL: A variable life insurance policy must meet a diversification test under Section 817(h) of the Code and is subject to an investor control rule. Failure to meet either of these tests means that a life insurance policy fails to qualify as a life insurance policy for federal income tax purposes. The diversification test requires the underlying funds to be invested in a diversified portfolio of assets based on IRS rules. The investor control rule has been established in a number of published rulings issued by the IRS. According to the IRS, determining whether the policy owner has sufficient incidents of ownership over assets invested in the subaccounts to be considered the owner of those assets depends on all of the relevant facts and circumstances. The IRS has provided guidance on several factors that, if present, would suggest investor control exists, or, alternatively, would indicate that investor control does not exist. The IRS has to date not yet ruled on several other issues. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccounts' assets.

RIVERSOURCE LIFE'S TAX STATUS

We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which the subaccount invests and becomes part of the subaccount's value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we then understand it.

TAXATION OF POLICY PROCEEDS


DEATH BENEFIT PROCEEDS: The death benefit paid to the beneficiary generally is not considered income to the beneficiary and is not subject to federal income taxes. When the proceeds are paid on or after the insured's attained insurance age 120, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.


DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTION A: The death benefit proceeds are not subject to income tax, but payments of interest are and will be reported as taxable.

DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTIONS B AND C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the beneficiary's investment in the policy and will not be taxed. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax. Any taxable earnings will be reported to you.

PRE-DEATH PROCEEDS (SEE THE FOLLOWING TABLE.): Generally, part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan, assignment of policy value, or payment options may be subject to federal income tax as ordinary income to the extent of earnings that are distributed. It is possible that the amount of taxable income generated at the lapse or surrender of a policy with a loan may exceed the actual amount of cash received. In some cases, the tax liability depends on whether the policy is a modified endowment contract (explained in the following table). The taxable amount may also be subject to an additional 10% penalty tax if the policy is a modified endowment contract and you are younger than age 59 1/2. (See "Penalty tax" under "Modified Endowment Contracts.")

SOURCE OF PROCEEDS                 TAXABLE PORTION OF PRE-DEATH PROCEEDS
--------------------------------   -------------------------------------------------------------------------------------------------
NON-MODIFIED ENDOWMENT CONTRACTS:  TAXABLE PORTION OF PRE-DEATH PROCEEDS:
Full surrender:                    You will be taxed on the amount received, plus any indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans. It could be the case that a policy with a relatively small existing cash surrender value could have significant earnings that will be taxed upon surrender of the policy.

Lapse:                             You will be taxed on any indebtedness minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans. It could be the case that a policy with a relatively small existing cash surrender value could have significant earnings that will be taxed upon lapse of the policy.

Partial Surrenders:                Generally, if the amount received is greater than your investment in the policy,(1) the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.

Policy loans and assignments
and pledges:                       None.(2)

MODIFIED ENDOWMENT CONTRACTS:(3)   TAXABLE PORTION OF PRE-DEATH PROCEEDS:

Full surrender:                    You will be taxed on the amount received, plus any indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans.

Lapse:                             You will be taxed on any indebtedness minus your investment in the policy.(1)

Partial Surrenders:                You will be taxed on the lesser of:

                                   -  the amount received; or

                                   -  policy value minus your investment in the policy.(1)

Policy loans and assignments       You will be taxed on the lesser of:
and pledges:
                                   -  the amount of the loan/assignment; or

                                   -  policy value minus your investment in the policy.(1)


PAYMENT OPTIONS: PRE-DEATH        OPTION A: Treated as a full surrender and earnings are taxed and may be subject to an additional
PROCEEDS (APPLICABLE TO           10% penalty tax for modified endowment contracts. Interest is taxed (but not subject to an
NON-MODIFIED ENDOWMENT            additional 10% penalty tax).
CONTRACTS AND MODIFIED
ENDOWMENT CONTRACTS):

                                   OPTIONS B AND C: A portion of each payment is taxed and a portion is considered a return on investment in the policy(1) and not taxed. Any indebtedness at the time the option is elected is treated as a partial surrender and earnings are taxed (and may be subject to an additional 10%
                                   penalty tax for modified endowment contracts). Payments made after the investment in the policy(1) is fully recovered are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts).

____________

(1) Investment in the policy is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).

(2) However, should the policy later be surrendered or lapse with outstanding indebtedness, see discussion related to "full surrender" or "lapse" under "Source of Proceeds" in the "Non-modified Endowment Contracts" section shown above for the explanation of tax treatment.

(3) Any taxable portion of pre-death proceeds may be subject to a 10% penalty tax (exceptions apply - see "Penalty tax" under "Modified Endowment Contracts.")

MODIFIED ENDOWMENT CONTRACTS

Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.

If you exchanged a policy that is a modified endowment contract, your new policy also will be a modified endowment contract. If you exchanged a policy that is a non-modified endowment contract, your new policy may become a modified endowment contract.

We have procedures for monitoring whether your policy becomes a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification, sex and age of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.

If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:

- ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or

- ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.

You do not have to choose either of these options, but your policy will then remain a modified endowment contract for the life of the policy. (See "Modified Endowment Contracts" in the table under "Taxation of Policy Proceeds.")

INCREASES IN BENEFITS: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit,(1) is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds Payable upon Death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the first seven years following a material change exceed the recalculated limits.

REDUCTIONS IN BENEFITS: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had been in effect for the entire applicable seven-year period. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy will become a modified endowment contract with applicable tax implications even if you do not pay any further premiums.

DISTRIBUTIONS AFFECTED: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.

PENALTY TAX: If a policy is a modified endowment contract, the taxable portion of pre-death proceeds from a full surrender, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:

-    the distribution occurs on or after the date that the owner attains age
     59 1/2;

- the distribution is attributable to the owner becoming disabled (within the meaning of Section 72(m)(7) of the Code); or

- the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.

(See "Taxation of Policy Proceeds" "Pre-death proceeds" and accompanying table.)




OTHER TAX CONSIDERATIONS


INTEREST PAID ON POLICY LOANS: Generally, no deduction is allowed for interest on any policy loan except as provided by Section 264(e) of the Code. Section 264(e) allows a deduction for interest paid or accrued after Oct. 13, 1995, on certain policy loans up to $50,000 only for key person insurance purchased by employers. Other significant limitations apply. In addition, no deduction is allowed for interest on any policy loan (even under Section 264(e) if the loan interest is "personal interest".


POLICY CHANGES: Changing ownership, exchanging or assigning the policy may have income, gift and estate tax consequences, depending on the circumstances.

1035 EXCHANGES: See "Exchange/Replacement Risk" under "Policy Risk" for potential risks associated with 1035 exchanges. Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the cost basis from the old policy or contract to the new policy or contract. A 1035 exchange is a transfer from one policy or contract to another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. Additionally, other rules apply. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old policy or contract. If the life insurance policy has an outstanding loan, there may be tax consequences.

OTHER TAXES: Federal estate tax, state and local estate or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy proceeds will also depend on the circumstances. Currently, partial exchanges of life insurance policies are not allowed under the Code. All of these laws are subject to change.

TAX-DEFERRED RETIREMENT PLANS: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant, tax advisor and legal advisor prior to purchasing a policy in conjunction with a retirement plan, and consider, without limitation, (i) the deductibility to the employer and the inclusion in gross income to the employee of amounts used to purchase insurance in conjunction with a qualified retirement plan, (ii) the taxation of insurance proceeds upon death for insurance in conjunction with a qualified retirement plan, (iii) purchase of insurance in conjunction with the retirement plan, (iv) any limitation on the amount of life insurance that is allowed to be purchased by a qualified plan in order for a plan to maintain its qualified status, and (v) the tax treatment of the policy should the policy be distributed by a qualified plan to a participant in the qualified plan.

On July 6, 1983, the Supreme Court held in Norris v. Arizona Governing Committee that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with their legal advisors before purchasing the policy for any employment-related insurance or benefit program.

EMPLOYER-OWNED LIFE INSURANCE: The Pension Protection Act (PPA) passed in August of 2006 and enacted Section 101(j) of the Code. This section adds new requirements that business owners/employers must meet regarding employer-owned life insurance (EOLI). An EOLI policy is any life insurance policy owned by a person engaged in a trade or business and under which such person or any related person is directly or indirectly a beneficiary under the policy; the policy covers the life of an employee of the employer (or a related person).

To be tax free, an EOLI policy must meet one of four enumerated conditions and must provide notice to, and receive consent from, covered employees. A Form 8925 must be filed with the IRS that requires the employer to provide the IRS with certain information regarding the EOLI policy. Finally, the regulations impose recordkeeping requirements on the employer (or certain other persons).


ADVANCESOURCE RIDER:(1) This rider is intended to be federally tax-qualified long-term care insurance under Section 7702B(b) of the Code, as adopted by the Health Insurance Portability and Accountability Act of 1996 -- Public Law 104-191. Benefits received under the rider are intended to qualify for exclusion from federal income tax within the limits of the Code. Receipt of benefits in excess of those limits may be taxable. For this purpose, benefits under other contracts paying long-term care benefits are included in determining whether benefits exceed the limits imposed by the Code. Any charges for this rider that are deducted from the cash value of the life insurance contract will not be included in taxable income. The investment in the contract, however, is reduced (but not below zero) by the amount of the charge.


(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

SPLIT DOLLAR ARRANGEMENTS

The following is a general discussion of the federal income tax implications of a split dollar arrangement entered into under the regulations issued on Sept. 11, 2003 and that apply to arrangements entered into or materially modified after Sept. 17, 2003. You should consult your legal and tax advisors before developing or entering into a split dollar arrangement.

A life insurance policy purchased as part of a split dollar arrangement provides funding for individual cash value life insurance. The arrangement divides or "splits" between two parties the death benefit and the cash value of the policy or other economic benefits under the contract. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. Often this means cooperation between an employee and his or her employer, but the arrangement may be used in other relationships -- corporation-shareholder, parent-child, donor-donee.

The Treasury regulations define a split dollar life insurance arrangement as any arrangement between an owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the proceeds of the contract. The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Section 79 of the Code), executive bonus arrangements or key-person plans.

MUTUALLY EXCLUSIVE REGIMES

The regulations provide for two mutually exclusive regimes for taxing split-dollar life insurance arrangements. The regulations apply for purposes of income tax, gift tax, FICA, FUTA, RRTA, SECA, and wage withholding. The regulations require both the owner and non-owner of a life insurance contract to fully account for all amounts under the arrangement under the rules that apply to the regime under which the arrangement is taxed.

- ECONOMIC BENEFIT SPLIT DOLLAR: Under the economic benefit regime, the owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract. The economic benefit regime generally will govern the taxation of endorsement arrangements. In addition, a special rule requires the economic benefit regime to apply (and the loan regime not to apply) to any split-dollar life insurance arrangement if: (i) the arrangement is entered into in connection with the performance of services, and the employee or service provider is not the owner of the life insurance contract; or (ii) the arrangement is entered into between a donor and a donee (for example, a life insurance trust) and the donee is not the owner of the life insurance contract.

     The value of the economic benefits, reduced by any consideration paid by the non-owner to the owner, is treated as transferred from the owner to the non-owner. The tax consequences of that transfer will depend on the relationship between the owner and the non-owner. Thus, the transfer may constitute a payment of compensation, a dividend, a gift, or a transfer having a different tax character. The possible economic benefits provided to the non-owner can include the value of current life insurance coverage, any portion of the cash surrender value available to the non-owner, and any other economic benefit.

- LOAN (COLLATERAL ASSIGNMENT) SPLIT DOLLAR: Under the loan regime, the non-owner of the life insurance policy is treated as loaning the amount of its premium payments to the owner of the policy. Generally, the policy is held as collateral for the loan. The loan regime generally will govern the taxation of collateral assignment arrangements. Under the regulations, a payment made pursuant to a split dollar arrangement is a split dollar loan and the owner and non-owner are treated, respectively, as borrower and lender if (i) the payment is made either directly or indirectly by the non-owner to the owner; (ii) the payment is either a loan under general principals of Federal tax law or a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by, either the policy's death benefit proceeds or its cash surrender value. If a split dollar loan does not provide for sufficient interest, the loan generally is treated as a below-market split dollar loan subject to Section 7872 of the Code and Section 1.7872-15 of the Treasury regulations. If the split dollar loan provides for sufficient interest, then, except as provided in Section 1.7872-15 of the Treasury regulations, the loan is subject to the general rules for debt instruments (including the rules for original issue discount under Sections 1271 through 1275 of the Code). In general, interest on a split dollar loan is not deductible by the borrower.

EOLI REQUIREMENTS MAY APPLY

For situations in which the owner and beneficiary of a policy is the employer of an insured employee, the requirements of Section 101(j) of the Code may apply (see "Employee-Owned Life Insurance"). IRS Notice 2008-42 provides guidance to the application of Section 101(j) to split-dollar arrangements. Discuss your situations with appropriate legal counsel.

TAXATION -- DETERMINED BY POLICY OWNERSHIP

The tax treatment will depend on the structure of the agreement and who is deemed to be the owner of the policy. The specific tax ramifications (i.e. compensation, gift taxes, etc.) will depend on the relationship between the owner and the non-owner. The regulations have taken a simple approach to determine which of the two regimes applies, based on policy ownership. Generally, the owner is the person named as owner under the policy. However, certain exceptions apply and special rules are provided for determining the owner if two or more persons are designated as policy owners or where different types of trusts hold the policy. If you are considering a split dollar arrangement, you should consult your legal and tax advisor.

SECTION 409A

The regulations under Section 409A of the Code explain that a split-dollar life insurance policy may be subject to the general rules for the taxation of non-qualified deferred compensation plans in Section 409A. IRS Notice 2007-34 provides guidance regarding the application of Section 409A to split-dollar arrangements.

DISTRIBUTION OF THE POLICY

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policy. Its office is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

SALES OF THE POLICY

- Only securities broker-dealers ("selling firms") registered with the SEC and members of the FINRA may sell the policy.

- The policies are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the policies to the public. We agree to pay the selling firm (or an affiliated insurance agency) for policies its sales representatives sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when policies are returned under the free look period.

PAYMENTS TO THE SELLING FIRMS


-    TO BE FILED BY AMENDMENT.

- We may utilize other or additional compensation plans, including compensation plans that pay additional compensation when volume goals we set are achieved. These goals may be based on total sales in a period we establish and may include sales of other insurance and investment products we or an affiliate offer. As noted below, compensation plans which vary with the volume of sales may create conflicts of interest.

- In addition to commissions, we may, in order to promote sales of the policies, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

     - sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for sales representatives, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

     - marketing support related to sales of the policy including for example, the creation of marketing materials, advertising and newsletters;

     -    providing services to policy owners; and

     - funding other events sponsored by a selling firm that may encourage the selling firm's sales representatives to sell the policy.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. As noted below, this additional compensation may cause the selling firm and its sales representatives to favor the policies.

SOURCES OF PAYMENTS TO SELLING FIRMS

- We pay the commissions and other compensation described above from our assets.

-    Our assets may include:

     - revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the policy (see "Fee Tables");

     - compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds - The funds");

     - compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The funds"); and

     - revenues we receive from other contracts and policies we sell that are not securities and other businesses we conduct.

- You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the policy. However, you may pay part or all of the commissions and other compensation described above indirectly through:

     - fees and expenses we collect from policy owners, including surrender charges; and

     - fees and expenses charged by the underlying funds in which the subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

- give selling firms a heightened financial incentive to sell the policy offered in this prospectus over another investment with lower compensation to the selling firm.

- cause selling firms to encourage their sales representatives to sell you the policy offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

- cause a selling firm to grant us access to its sales representatives to promote sales of the policy offered in this prospectus, while denying that access to other firms offering similar policies or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO SALES REPRESENTATIVES

- The selling firm pays its sales representatives. The selling firm decides the compensation and benefits it will pay its sales representatives.

- To inform yourself of any potential conflicts of interest, ask your sales representative before you buy how the selling firm and its sales representatives are being compensated and the amount of the compensation that each will receive if you buy the policy.

LEGAL PROCEEDINGS

Life insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), claims handling, and unclaimed property and escheatment practices and procedures. With regard to an industry-wide investigation of unclaimed property and escheatment practices and procedures, RiverSource Life is responding to regulatory audits, market conduct examinations and other inquiries (including inquiries from the State of Minnesota). RiverSource Life has cooperated with and will continue to cooperate with the applicable regulators regarding their inquiries.

RiverSource Life is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

POLICY ILLUSTRATIONS

The following tables illustrate how policy values, cash surrender values and death benefits can change over time based on specific assumptions about investment returns, expenses, risk classification of the insured, death benefit, premiums, loans and partial surrenders. A change in any of the assumptions will change the illustrated results.

You may obtain illustrations like those shown below based on the particular characteristics of the person you want to insure by contacting us at the address or telephone number on the first page of the prospectus. If you purchase a policy, we will provide you with a projection of future death benefits and policy values upon written request. This projection will be based on assumptions to which we agree as to specified amount, death benefit option and future premium payments.

UNDERSTANDING THE ILLUSTRATIONS*

RATES OF RETURN: The illustrations uniformly assume gross rates of return 0%, 6% or 12% for each policy year. These gross rates of return do not reflect the deduction of charges and expenses of the funds.

EXPENSES: The policy values illustrated reflect the deduction of the following expenses:

-    Premium expense charges;

-    Cost of insurance charges;

-    Policy fees;

-    Mortality and expense risk charges; and

-    Annual operating expenses of the funds.

We show the impact of the cost of insurance charges, policy fees and the mortality and expense risk charges under two different scenarios:


-    Current charges for the policies; and



-    Guaranteed charges for the policies.



All charges reflected in the illustrated policy values below are described in detail in the sections entitled "Fee Tables" and "Loads, Fees and Charges." These sections describe where these charges differ between VUL 5 and VUL 5 - ES. These differences are reflected in the illustrated policy values. These sections also describe when the various charges are deducted. The illustrated policy values reflect the timing of these deductions; however, they do not reflect charges for optional insurance benefits. Adding optional insurance benefits which have charges (see "Fee Tables") would result in additional charges, which would reduce the illustrated policy values.



We show the impact of the annual operating expenses of the funds by using the arithmetic average of annual operating expenses (including management fees, 12b-1 fees and other expenses) of all funds listed in the fee tables. The arithmetic average of all fund operating expenses used in the following illustrations is (TO BE FILED BY AMENDMENT.) of average daily net assets. Actual policy values would reflect the annual operating expenses of each fund in which policy values were invested and therefore may be higher or lower than those illustrated using the arithmetic average of all fund operating expenses.



RISK CLASSIFICATION OF THE INSURED: * The illustrations for VUL-5 assume the insured is a male, age 35, in our preferred nontobacco risk classification. The illustrations for VUL 5-ES assume the insured is a male, age 40, in our preferred nontobacco risk classification. Illustrated policy values would be lower if these assumed insureds did not qualify as a nontobacco risk.


DEATH BENEFIT: The death benefit illustrated is Option 1, a level death benefit. If Option 2 were selected, illustrated policy values would be lower and the death benefit would be greater than what is illustrated.


PREMIUMS: The illustrations for VUL 5 assume that a premium of $4,500 is paid in full at the beginning of each policy year. The illustrations for VUL 5-ES assume that a premium of $30,000 is paid in full at the beginning of each policy year. Results would differ if:


-    Premiums were not paid in full at the beginning of each policy year.

-    Premium amounts were different.

LOANS AND PARTIAL SURRENDERS: The policy values illustrated assume no loans or partial surrenders were taken. If loans or partial surrenders were taken, illustrated policy values would be lower.

ILLUSTRATIONS TO BE FILED BY AMENDMENT.

VUL 5
ILLUSTRATION
------------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $400,000                                   MALE --AGE 35                          CURRENT COSTS ASSUMED
DEATH BENEFIT OPTION 1                                         PREFERRED NONTOBACCO                        ANNUAL PREMIUM $3,500
------------------------------------------------------------------------------------------------------------------------------------
                                  PREMIUM((1))
                                  ACCUMULATED         DEATH BENEFIT                 POLICY VALUE             CASH SURRENDER VALUE
END OF                            WITH ANNUAL  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
POLICY                              INTEREST   ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF
YEAR                                 AT 5%        0%      6%      12%          0%       6%        12%      0%       6%       12%
----------------------------      -----------  ------     ------  -------   -------   --------   ------  -------  -------  ---------
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50
55
60

____________

(1) This information is for comparative purposes only. There is no such option under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


VUL 5 - ESTATE SERIES
ILLUSTRATION
------------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $2,000,000                               MALE -- AGE 40                          CURRENT COSTS ASSUMED
DEATH BENEFIT OPTION 1                                         PREFERRED NONTOBACCO                       ANNUAL PREMIUM $25,000
------------------------------------------------------------------------------------------------------------------------------------
                                  PREMIUM((1))
                                  ACCUMULATED         DEATH BENEFIT                 POLICY VALUE             CASH SURRENDER VALUE
END OF                            WITH ANNUAL  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
POLICY                              INTEREST   ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF
YEAR                                 AT 5%        0%      6%      12%          0%       6%        12%      0%       6%       12%
----------------------------      -----------  ------     ------  -------   -------   --------   ------  -------  -------  ---------
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50
55
60

____________

(1) This information is for comparative purposes only. There is no such option under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


VUL 5
ILLUSTRATION
------------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $400,000                                MALE -- AGE 35                          GUARANTEED COSTS ASSUMED
DEATH BENEFIT OPTION 1                                         PREFERRED NONTOBACCO                        ANNUAL PREMIUM $3,500
------------------------------------------------------------------------------------------------------------------------------------
                                  PREMIUM((1))
                                  ACCUMULATED         DEATH BENEFIT                 POLICY VALUE             CASH SURRENDER VALUE
END OF                            WITH ANNUAL  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
POLICY                              INTEREST   ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF
YEAR                                 AT 5%        0%      6%      12%          0%       6%        12%      0%       6%       12%
----------------------------      -----------  ------     ------  -------   -------   --------   ------  -------  -------  ---------
1
2
3
4
5
6
8
9
10
15
20
25
30
35
40
45
50
55
60

____________

(1) This information is for comparative purposes only. There is no such option under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


VUL 5 - ESTATE SERIES
ILLUSTRATION
------------------------------------------------------------------------------------------------------------------------------------
INITIAL SPECIFIED AMOUNT $2,000,000                               MALE -- AGE 40                          GUARANTEED COSTS ASSUMED
DEATH BENEFIT OPTION 1                                         PREFERRED NONTOBACCO                        ANNUAL PREMIUM $25,000
------------------------------------------------------------------------------------------------------------------------------------
                                  PREMIUM((1))
                                  ACCUMULATED         DEATH BENEFIT                 POLICY VALUE             CASH SURRENDER VALUE
END OF                            WITH ANNUAL  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS  ASSUMING HYPOTHETICAL GROSS
POLICY                              INTEREST   ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF  ANNUAL INVESTMENT RETURN OF
YEAR                                 AT 5%        0%      6%      12%          0%       6%        12%      0%       6%       12%
----------------------------      -----------  ------     ------  -------   -------   --------   ------  -------  -------  ---------
1
2
3
4
5
6
7
8
9
10
15
20
25
30
35
40
45
50
55
60

____________

(1) This information is for comparative purposes only. There is no such option under your policy.

THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE DO NOT REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

KEY TERMS

These terms can help you understand details about your policy.

ACCELERATED BENEFIT INSURED: This person is the insured of the policy to which the AdvanceSource rider(1)( is attached.

ACCUMULATION UNIT: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.

ADULT DAY CARE: A program that provides a protective environment and preventive, remedial and restorative services for part of the 24-hour day.

ADULT DAY CARE CENTER: A place that is licensed to provide adult day care by the state. If not licensed, it must meet certain criteria listed in the AdvanceSource rider.(1)

ADVANCESOURCE RIDER: In this prospectus, "AdvanceSource rider" refers to the AdvanceSource Accelerated Benefit Rider for Chronic Illness.(1)

ADVANCESOURCE RIDER SPECIFIED AMOUNT: The maximum death benefit amount that may be accelerated under the AdvanceSource rider.(1) This amount is chosen in your application for the rider and is shown in the "Policy Data" section of the policy.

ASSISTED LIVING FACILITY: A facility that provides ongoing care and related services to inpatients in one location. In some states, if the facility is not licensed or accredited to provide such care, it must meet certain criteria listed in the AdvanceSource rider.(1)

ATTAINED INSURANCE AGE: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.


CASH SURRENDER VALUE: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 120. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.


CHRONICALLY ILL INDIVIDUAL: An individual who has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another person) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity; or requiring substantial supervision to protect such individual from threats to health and safety due to cognitive impairment.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes, 4 p.m., Eastern time unless the NYSE closes earlier.

CODE: The Internal Revenue Code of 1986, as amended.

COGNITIVE IMPAIRMENT: A deficiency in a person's short-term memory; orientation as to person, place, and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.

DEATH BENEFIT VALUATION DATE: The date of the insured's death when death occurs on a valuation date. If the insured does not die on a valuation date, then the death benefit valuation date is the next valuation date following the date of the insured's death.

DURATION: The number of years a policy is in force. For example, Duration 1 is the first year the policy is in force and Duration 15 is the 15th year the policy is in force.

ELIGIBILITY FOR THE PAYMENT OF BENEFITS CONDITIONS: Eligibility requirements for claim payments include the following: 1) A current written eligibility certification from a licensed health care practitioner that certifies the accelerated benefit insured is a chronically ill individual; and 2) Proof that the accelerated benefit insured received or is receiving qualified long-term care services pursuant to a plan of care; and 3) Proof that the elimination period has been satisfied; and 4) Written notice of claim and proof of loss, as described in the "Claim Provisions" section of the rider.

ELIMINATION PERIOD: The number of days of qualified long-term care services that are required while the AdvanceSource rider is in force before any benefit is available under this rider. The elimination period is shown in the "Policy Data" section of the policy. The dates of service need not be continuous; however, the elimination period must be satisfied within a period of 730 consecutive days. The elimination period must be satisfied only once while this rider is in force. Benefits will not be retroactively paid for the elimination period. The elimination period may vary by state. Please see your rider for further details.

FIXED ACCOUNT: The general investment account of RiverSource Life. The fixed account is made up of all of RiverSource Life's assets other than those held in any separate account.

(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

FIXED ACCOUNT VALUE: The portion of the policy value that you allocate to the fixed account, including indebtedness.

FUNDS: Mutual funds or portfolios, each with a different investment objective. (See "The Variable Account and the Funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.

GOOD ORDER: We cannot process your transaction request relating to the policy until we have received the request in good order at our home office. "Good order" means the actual receipt of the requested transaction in writing, along with all information, forms and supporting legal documentation necessary to effect the transaction. To be in "good order," your instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. This information and documentation generally includes your completed request; the policy number; the transaction amount (in dollars); the names of and allocations to and/or from the subaccounts and the fixed account affected by the requested transaction; the signatures of all policy owners, exactly as registered on the policy, if necessary; Social Security Number or Taxpayer Identification Number; and any other information, forms or supporting documentation that we may require. With respect to purchase requests, "good order" also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

HOME HEALTH CARE: Personal assistance and care provided by a home health care provider in a private home or by an adult day care center.

HOME HEALTH CARE PROVIDER: An agency or person who provides home health care.

HOSPITAL: A place which, by law, provides care and treatment for sick or injured persons as resident bed patients.

INDEBTEDNESS: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.

INSURANCE AGE: The insured's age, based upon his or her last birthday on the date of the application.

INSURED: The person whose life is insured by the policy.

LAPSE: The policy ends without value and no death benefit is paid.

LICENSED HEALTH CARE PRACTITIONER: A physician, a registered nurse, a licensed social worker, or any other individual who meets the requirements as may be prescribed by the U.S. Secretary of the Treasury.

LONG-TERM CARE FACILITY: A facility, other than the acute care unit of a hospital, that provides skilled nursing care, intermediate care, or custodial care, and is licensed by the appropriate state licensing agency or if not licensed maintains a registered nurse or licensed practical nurse on duty at all times to supervise a 24-hour nursing service, a doctor to supervise the operation of the facility, a planned program of policies and procedures that were developed with the advice of a professional group including at least one doctor or nurse, and a doctor available to furnish emergency medical care. Please note that some states have different requirements regarding what types of facilities may be considered long term care facilities. See your rider for further details.

MINIMUM INITIAL PREMIUM: The premium required to keep the minimum initial premium period in effect. We show the minimum initial premium in your policy.

MINIMUM INITIAL PREMIUM PERIOD: A period of time during the first policy year when the policy will not lapse even if the cash surrender value is less than the amount needed to pay the monthly deduction. This feature is in effect if you meet certain premium payment requirements.


MONTHLY BENEFIT PAYMENT: The amount paid to the accelerated benefit insured, or to any individual authorized to act on behalf of the accelerated benefit insured, for a calendar month of qualified long-term care services.

MONTHLY BENEFIT PERCENT: The percentage (1%, 2% or 3%) which is elected at issue and shown in the "Policy Data" section of the policy.

MONTHLY DATE: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.

NET AMOUNT AT RISK: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.

NET PREMIUM: The premium paid minus the premium expense charge.


NO LAPSE GUARANTEE (NLG): A feature of the policy guaranteeing the policy will remain in force even if the cash surrender value is insufficient to pay the monthly deduction.



NO LAPSE GUARANTEE TO AGE 75 (NLG-75) guarantees the policy will not lapse before the insured's attained insurance age 75 (or 10 policy years, if later).



NLG-75 PREMIUM: The premium required to keep the NLG-75 in effect. The NLG-75 premium is shown in your policy. It depends on the insured's insurance age, duration, sex (unless unisex rates are required by law), risk classification, optional insurance benefits added by rider and the initial specified amount.


NOTICE OF CLAIM: The written notice required to be submitted in order to start a claim.

OWNER: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your" refer to the owner.

PERIOD OF COVERAGE: The period of time during which the accelerated benefit insured receives services that are covered under AdvanceSource rider.(1)(

PLAN OF CARE: A written plan for long-term care services designed especially for the accelerated benefit insured.

POLICY ANNIVERSARY: The same day and month as the policy date each year the policy remains in force.

POLICY DATE: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.

POLICY VALUE: The sum of the fixed account value plus the variable account value.

PROCEEDS: The amount payable under the policy as follows:


- Upon death of the insured prior to the date the insured has attained insurance age 120, proceeds will be the death benefit in effect as of the date of the insured's death, minus any indebtedness.



- Upon death of the insured on or after the insured has attained insurance age 120, proceeds will be the greater of:


- the policy value on the date of the insured's death minus any indebtedness on the date of the insured's death; or


- the policy value at the insured's attained insurance age 120 minus any indebtedness on the date of the insured's death.


-    On surrender of the policy, the proceeds will be the cash surrender value.

PROOF OF LOSS: A signed form with a written statement and additional documentation needed by us in order to pay benefits under the AdvanceSource rider(1) to the accelerated benefit insured.

QUALIFIED LONG-TERM CARE SERVICES: Necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, which are:

1.   required for treatment of a chronically ill individual; and

2. provided pursuant to a plan of care prescribed by a licensed health care practitioner; and

3. provided in a long-term care facility, an assisted living facility, an adult day care center, or by a home health care provider.

RISK CLASSIFICATION: A group of insureds that RiverSource Life expects will have similar mortality experience.

RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.

SCHEDULED PREMIUM: A premium you select at the time of application, of a level amount, at a fixed interval of time.


SPECIFIED AMOUNT: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 120. We show the initial specified amount in your policy.


SUBACCOUNTS: One or more of the investment divisions of the variable account, each of which invests in a particular fund.

SUBSTANTIAL SUPERVISION: Continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the severely cognitively impaired individual from threats to his or her health or safety (such as may result from wandering).

(1)  This rider has a different name in some jurisdictions. (See Appendix B.)

SURRENDER CHARGE: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first ten years of the policy and for ten years after an increase in coverage.

VALUATION DATE: Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins.

VALUATION PERIOD: The interval that commences at the close of business on each valuation date and goes up to the close of business on the next valuation date.

VARIABLE ACCOUNT: RiverSource Variable Life Separate Account consisting of subaccounts, each of which invests in a particular fund. The policy value in each subaccount depends on the performance of the particular fund.

VARIABLE ACCOUNT VALUE: The sum of the values that you allocate to the subaccounts of the variable account.




FINANCIAL STATEMENTS

You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new (if any) and have no activity as of the financial statement date.

APPENDIX A: POLICY AVAILABILITY BY JURISDICTION


TO BE FILED BY AMENDMENT.





APPENDIX B: ALTERNATE NAMES FOR THE ADVANCESOURCE ACCELERATED BENEFIT RIDER FOR CHRONIC ILLNESS

ALTERNATE RIDER NAME                                                   NAME IS USED IN
Long-Term Care Rider for Chronic Illness                    Connecticut, Indiana, Kansas, Kentucky
Long Term Care Rider                                        Oregon
Accelerated Benefit Rider for Long-Term Care                Virginia
Qualified Long Term Care Insurance Rider                    Florida
Accelerated Benefit Rider for Long-Term Care                Texas
Accelerated Benefit Rider for Qualified Long-Term Care      Washington

                       THIS PAGE LEFT BLANK INTENTIONALLY

                       THIS PAGE LEFT BLANK INTENTIONALLY

                       THIS PAGE LEFT BLANK INTENTIONALLY

                       THIS PAGE LEFT BLANK INTENTIONALLY

(RIVERSOURCE INSURANCE LOGO)

RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
1-800-862-7919

    Additional information about RiverSource Variable Life Separate Account (Registrant) is included in the SAI. The SAI and personal illustrations of death benefits, cash surrender values, and policy values are available, without charge, upon request. To request the SAI or a personal illustration, or for other inquiries about the policies, contact your sales representative or RiverSource Life Insurance Company at the telephone number and address listed below. The SAI dated the same date as this prospectus, is incorporated by reference into this prospectus.

                       RiverSource Life Insurance Company
            70100 Ameriprise Financial Center, Minneapolis, MN 55474
                                 1-800-862-7919
                         riversource.com/lifeinsurance

You may review and copy information about the Registrant, including the SAI, at the SEC's Public Reference Room in Washington, D.C. (for information about the public reference room call 1-202-942-8090). Reports and other information about the Registrant are available on the EDGAR Database on the SEC's Internet site at
    www.sec.gov. Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:
 publicinfo@sec.gov, or by writing to the Public  Reference Section of the SEC,
                  100 F Street, N.E., Washington, D.C. 20549.

                     Investment Company Act File #811-4298

   RiverSource Distributors, Inc. (Distributor), Member FINRA. Insurance and
       annuity products are issued by RiverSource Life Insurance Company. Both companies are affiliated with Ameriprise Financial Services, Inc.

     (C) 2008-2012 RiverSource Life Insurance Company. All rights reserved.


 (9/12)

PART B:

                            STATEMENT OF ADDITIONAL
                                  INFORMATION
                                      FOR

                 RIVERSOURCE(R) VARIABLE UNIVERSAL LIFE 5 (VUL 5)
             RIVERSOURCE(R) VARIABLE UNIVERSAL LIFE 5 -- ESTATE SERIES
                                  (VUL 5 - ES)
                                 _______, 2012

ISSUED BY:  RIVERSOURCE LIFE INSURANCE COMPANY
            70100 Ameriprise Financial Center
            Minneapolis, MN 55474
            Telephone: 1-800-862-7919
            (Home Office)
            Website address: riversource.com/lifeinsurance
            RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT (previously IDS Life Variable Life Separate Account)

RiverSource Variable Life Separate Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

TABLE OF CONTENTS

Information about RiverSource Life                                 p.
Principal Underwriter                                              p.
The Variable Account                                               p.
Additional Information about the Operation of the Policies         p.
Revenues Received During Calendar Year 2011                        p.
Independent Registered Public Accounting Firms                     p.
Financial Statements

INFORMATION ABOUT RIVERSOURCE LIFE

We are a stock life insurance company organized in 1957 under the laws of the state of Minnesota and are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

OWNERSHIP

We are a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE  REGULATION

We are subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. We file an annual statement in a prescribed form with Minnesota's Department of Commerce and in each state in which we do business. Our books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING  AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see "Debt & Ratings Information" under "Investors Relations" on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:


A.M. Best                                                         www.ambest.com
Fitch                                                       www.fitchratings.com
Moody's                                                 www.moodys.com/insurance
Standard & Poor's                                       www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.
Fitch -- Rates insurance companies for their claims-paying ability.
Moody's -- Rates insurance companies for their financial strength.
Standard & Poor's -- Rates insurance companies for their financial strength.

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors by RiverSource Life for the variable accounts in 2011 was $411,317,776; in 2010 was $391,347,519; and in 2009 was $307,628,681.
RiverSource Distributors retains no underwriting commissions from the sale of the policy.

THE VARIABLE ACCOUNT

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the variable account.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

To be filed by Amendment.

REVENUES RECEIVED DURING CALENDAR YEAR 2011

The following table shows the funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to RiverSource Life Insurance Company and its affiliates in 2011. Some of these funds may not be available under your policy. Please see your policy prospectus regarding the investment options available to you.

Affiliated  Funds*                                                                       $  375,323,649
Fidelity@ Variable Insurance Products                                                    $   11,211,449
Oppenheimer Variable Account Funds                                                       $    7,731,600
Invesco Variable Insurance Funds/Invesco Van Kampen Variable Insurance Funds             $    6,416,521
AllianceBernstein  Variable Products Series Fund, Inc.                                   $    3,863,548
Franklin@ Templeton@ Variable Insurance Products Trust                                   $    3,689,040
American Century@ Variable Portfolios, Inc.                                              $    3,226,293
Wells  Fargo Advantage Variable Trust Funds                                              $    2,668,938
MFS@ Variable Insurance Trust(SM)                                                        $    2,652,876
Goldman Sachs Variable Insurance Trust                                                   $    2,628,979
Janus Aspen Series                                                                       $    2,104,576
Eaton Vance Variable Trust                                                               $    1,540,399
PIMCO Variable Insurance Trust                                                           $    1,511,877
Morgan  Stanley UIF                                                                      $    1,222,625
Credit Suisse Trust                                                                      $      967,210
Putnam Variable Trust                                                                    $      886,796
Royce Capital Fund                                                                       $      333,149
Third Avenue Variable Series Trust                                                       $      284,955
Neuberger Berman Advisers Management  Trust                                              $      141,445
Dreyfus Investment Portfolios/Dreyfus  Variable Investment Fund                          $      110,050
Calvert Variable Series, Inc.                                                            $      104,488
Legg Mason Partners Variable Portfolios                                                  $       41,396
Lincoln Variable Insurance Products Trust                                                $        2,074
Lazard Retirement Series, Inc.                                                           $        1,336
                                                                                         --------------
J.P. Morgan  Series Trust II                                                             $        1,145

----------

* Affiliated Funds include funds offered under: Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I, Columbia Funds Variable Series Trust II and Wanger Advisors Trust.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

   To be filed by Amendment.

FINANCIAL STATEMENTS

  To be filed by Amendment.

                           PART C: OTHER INFORMATION

Item 26. Exhibits - Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

(a)(1) Resolution of Board of Directors of IDS Life Insurance Company establishing the Trust, adopted May 9, 1985, filed as Exhibit 1(a) to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

(a)(2) Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985, filed electronically as
Exhibit 1(b) to Post-Effective Amendment No. 12, File No. 33-11165 is incorporated herein by reference.

(a)(3) Board Resolution for establishment of 41 subaccounts dated April 25, 2000, filed electronically as Exhibit 8(a) to Registrant's Post-Effective Amendment No. 1, File No. 333-69777 is incorporated herein by reference.

(a)(4) Board Resolution for establishment of subaccount FND, to invest in shares of AXP(SM) Variable Portfolio - New Dimensions Fund dated October 29, 1999, filed electronically as Exhibit 8(b) to Registrant's Post-Effective Amendment No. 1 File No. 333-69777 is incorporated herein by reference.

(a)(5) Board Resolution for establishment of 81 subaccounts dated August 30, 2005, filed electronically as Exhibit (a)(5) to Registrant's Post-Effective Amendment No. 27 (File No. 333-69777) is incorporated herein by reference.

(a)(6) Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for the IDS Life Insurance Company adopted December 8, 2006, for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed as Exhibit (a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(a)(7) Board Resolution for establishment of 91 subaccounts dated April 24, 2007, filed electronically as Exhibit (a)(7) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.

(a)(8) Board Resolution for establishment of 101 subaccounts dated April 15, 2011, filed electronically as Exhibit (a)(9) to Post-Effective Amendment No. 29 to Registration Statement No. 33-62457 is incorporated herein by reference.

(a)(9) Board Resolution for establishment of new subaccounts will be filed by amendment.

(b) Not applicable.

(c) Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as
Exhibit 3.1 to Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated herein by reference.

(d)(1) Copy of Flexible Premium Variable Adjustable Life Insurance Policy (VUL
5) is filed electronically herewith.

(d)(2) Copy of Waiver of Monthly Deduction Rider for Total Disability is filed electronically herewith.

(d)(3) Copy of Waiver of Premium Rider for Total Disability is filed electronically herewith.

(d)(4) Copy of Children's Level Term Insurance Rider is filed electronically herewith.

(d)(5) Copy of Accidental Death Benefit Rider is filed electronically herewith.

(d)(6) Copy of Accelerated Death Benefit Rider for Terminal Illness is filed electronically herewith.

(d)(7) Copy of Automatic Increase Benefit Rider is filed electronically herewith.

(d)(8) Copy of Charitable Giving Benefit Rider is filed electronically herewith.

(d)(9) Copy of Overloan Protection Benefit is filed electronically herewith.

(d)(10) Copy of AdvanceSource(R) Accelerated Benefit Rider filed electronically as Exhibit (d)(8) to Post-Effective Amendment No. 39 to Registration Statement No. 333-69777 is incorporated herein by reference.

(d)(11) Copy of Endorsement to the Flexible Premium Variable Life Insurance Policy (VUL IV/VUL IV-ES) filed electronically as Exhibit (d)(9) to Post-Effective Amendment No. 39 to Registration Statement No. 333-69777 is incorporated herein by reference.

(e)(1)Form of Application for Life and Disability Income Insurance is filed electronically herewith.

(e)(2)Form of Application for AdvanceSource (R) Accelerated Benefit Rider is filed electronically herewith.

(f)(1) Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(f)(2) Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(g)(1) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 3337, dated August 30, 2005, filed electronically as Exhibit (g)(1) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(2) Redacted copy of the First Amendment to the Automatic YRT Reinsurance Agreement, identified as Treaty 3337 and dated April 1, 1990, between IDS Life Insurance Company and Reinsurer, effective January 24, 2006 filed electronically as Exhibit (g)(2) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(3) Redacted copy of Letter of Intent between IDS Life Insurance Company and Reinsurer effective August 30, 2005 filed electronically as Exhibit (g)(3) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(4) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 3007, dated November 25, 2003, filed electronically as Exhibit (g)(4) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(5) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement, identified as Treaty 3007 and dated November 25, 2003, between IDS Life Insurance Company and Reinsurer, effective January 1, 2005, filed electronically as Exhibit (g)(5) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(6) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement, identified as Treaty 3007 and dated November 25, 2003, between IDS Life Insurance Company and Reinsurer, effective January 1, 2005, filed electronically as Exhibit (g)(6) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(7) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement, identified as Treaty 3007 and dated November 25, 2003, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(7) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(8) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated November 25, 2002, filed electronically as Exhibit (g)(8) to Registrant's Post-Effective

Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(9) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement dated November 25, 2002, between IDS Life Insurance Company and Reinsurer effective January 1, 2005, filed electronically as Exhibit (g)(9) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(10) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement dated November 25, 2002, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(10) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(11) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 1321, dated August 30, 2005, filed electronically as Exhibit (g)(11) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(12) Redacted copy of the First Amendment to the Automatic YRT Reinsurance Agreement identified as Treaty Number 1321 and dated August 30, 2005, between IDS Life Insurance Company and Reinsurer effective January 24, 2006, filed electronically as Exhibit (g)(12) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(13) Redacted copy of Letter of Intent between IDS Life Insurance Company and Reinsurer effective August 30, 2005, filed electronically as Exhibit (g)(13) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(14) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 103, dated November 25, 2002, filed electronically as Exhibit (g)(14) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(15) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 0094-4206, dated November 25, 2002, filed electronically as Exhibit (g)(15) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(16) Redacted copy of Amendment Number 1 to the Automatic YRT Reinsurance Agreement dated November 25, 2002, between IDS Life Insurance Company and Reinsurer effective January 1, 2004 filed electronically as Exhibit (g)(16) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(17) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 7449-1, dated November 25, 2002, filed electronically as Exhibit (g)(17) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(18) Redacted copy of Amendment Number 1 to the Automatic YRT Reinsurance Agreement identified as Treaty Number 7449-1 and dated November 25, 2002, between IDS Life Insurance Company and Reinsurer effective January 1, 2005 filed electronically as Exhibit (g)(18) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(19) Redacted copy of Amendment Number 2 to the Automatic YRT Reinsurance Agreement identified as Treaty Number 7449-1 and dated November 25, 2002, between IDS Life Insurance Company and Reinsurer effective January 1, 2005, filed electronically as Exhibit (g)(19) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(20) Redacted copy of Automatic and Facultative Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated April 29, 1999, filed electronically as Exhibit (g)(20) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(21) Redacted copy of Amendment to the Automatic YRT Reinsurance Agreement dated November April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2001 filed electronically as Exhibit (g)(21) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(22) Redacted copy of Amendment to the Automatic and Facultative Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated April 29, 1999, filed electronically as Exhibit (g)(22) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(23) Redacted copy of Amendment to the Automatic and Facultative Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2006 filed electronically as Exhibit (g)(23) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(24) Redacted copy of the Second Amendment to the Automatic and Facultative Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2001 filed electronically as Exhibit (g)(24) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(25) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 10401-00-00, dated August 30, 2005, filed electronically as Exhibit (g)(25) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(26) Redacted copy of the First Amendment to the Automatic YRT Reinsurance Agreement identified as Treaty Number 10401-00-00 and dated August 30, 2005, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit
(g)(26) to Registrant's Post-Effective

Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(27) Redacted copy of Letter of Intent between IDS Life Insurance Company and Reinsurer effective August 30, 2005, filed electronically as Exhibit (g)(27) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(28) Redacted copy of Automatic and Facultative YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated April 29, 1999, filed electronically as Exhibit (g)(28) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(29) Redacted copy of Amendment to the Automatic and Facultative YRT Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2001 filed electronically as Exhibit (g)(29) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(30) Redacted copy of the Second Amendment to the Automatic and Facultative YRT Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(30) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(31) Redacted copy of Automatic and Facultative YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated April 29, 1999, filed electronically as Exhibit (g)(31) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(32) Redacted copy of Amendment to the Automatic and Facultative Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2001, filed electronically as Exhibit (g)(32) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(33) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 836301, dated August 30, 2005, filed electronically as Exhibit (g)(33) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(34) Redacted copy of Letter of Intent between IDS Life Insurance Company and Reinsurer effective August 30, 2005, filed electronically as Exhibit (g)(34) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(35) Redacted copy of the First Amendment to the Automatic YRT Agreement identified as Treaty 836301 and dated August 30, 2005, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(35) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(36) Redacted copy of Automatic and Facultative YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer dated April

29, 1999, filed electronically as Exhibit (g)(36) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(37) Redacted copy of Amendment to the Automatic and Facultative Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer effective January 1, 2001, filed electronically as Exhibit (g)(37) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(38) Redacted copy of the Second Amendment to the Automatic and Facultative Reinsurance Agreement dated April 29, 1999, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(38) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(39) Redacted copy of Automatic YRT Reinsurance Agreement between IDS Life Insurance Company and Reinsurer, identified as Treaty 3310-02, dated August 30, 2005, filed electronically as Exhibit (g)(39) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(40) Redacted copy of Letter of Intent between IDS Life Insurance Company and Reinsurer effective August 30, 2005, filed electronically as Exhibit (g)(40) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(g)(41) Redacted copy of the First Amendment to the Automatic YRT Reinsurance Agreement, identified as Treaty 3310-02 and dated August 30, 2005, between IDS Life Insurance Company and Reinsurer filed electronically as Exhibit (g)(41) to Registrant's Post-Effective Amendment No. 27, File No. 333-69777 is incorporated herein by reference.

(h)(1) Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Company filed electronically as
Exhibit 8.6 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.

(h)(2) Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(3) Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Company filed electronically as Exhibit 8.21 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated herein by reference.

(h)(4) Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.19 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(h)(5) Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors Inc.) filed electronically as Exhibit (h)(10) to Post-Effective Amendment No. 27 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(6) Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Aspen Series filed electronically as Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(7) Copy of Amended and Restated Participation Agreement among MFS Variable Insurance Trust, IDS Life Insurance Company, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated June 9, 2006, filed electronically as Exhibit (h)(14) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(8) Copy of Fund Participation Agreement dated April 2, 2007, among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.11 to RiverSource Variable Annuity Account's Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.

(h)(9) Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h) (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(10) Copy of Participation Agreement by and among Wells Fargo Variable Trust and RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Wells Fargo Funds Distributor, LLC dated January 1, 2007, filed electronically as Exhibit (h)(21) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(11) Copy of Fund Participation Agreement dated May 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 27(h) (22) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(12) Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 8.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.

(h)(13) Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, BlackRock Variable Series Funds, Inc. and BlackRock Investments filed electronically as Exhibit 8.3 to RiverSource Variable Account 10's Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.

(h)(14) Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, RiverSource Distributors, Inc., DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds DWS Investment Distributors, Inc. and Deutsche Investment Management Americas Inc. filed electronically as Exhibit 8.5 to RiverSource Variable Account 10's Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.

(h)(15) Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(i) Not applicable

(j) Not applicable

(k) Consent and Opinion of Counsel is filed electronically herewith.

(l) Actuarial Consent and Opinion will be filed by amendment.

(m) Calculations of Illustrations for VUL 5 will be filed by amendment.

(n) Consents of Independent Registered Public Accounting Firms will be filed by amendment.

(o) Not applicable.

(p) Not applicable.

(q) RiverSource Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit (q) to Post-Effective Amendment No. 28 to Registration Statement No. 33-62457 is incorporated herein by reference.

(r) Copy of Power of Attorney to sign amendments to this Registration Statement dated March 20, 2012, is filed electronically herewith.

Item 27. Directors and Officers of the Depositor

Directors and Officers of the Depositor RiverSource Life Insurance Company

                                                                                Position and Offices
Name                  Principal Business Address*                                 With Depositor
-------------------  -----------------------------  --------------------------------------------------------------------
John R. Woerner                                     Chairman of the Board and President

Gumer C. Alvero                                     Director and Executive Vice President - Annuities

Richard N. Bush                                     Senior Vice President - Corporate Tax

Bimal Gandhi                                        Senior Vice President - Strategic Transformation

Steve M. Gathje                                     Director, Senior Vice President And Chief Actuary

James L. Hamalainen                                 Senior Vice President - Investments

Brian J. McGrane                                    Director, Executive Vice President and Chief Financial Officer

Thomas R. Moore                                     Secretary

Bridget M. Sperl                                    Director and Executive Vice President - Client Service

Jon Stenberg                                        Director and Executive Vice President - Life & Disability Insurance

William F. Truscott                                 Director

* The business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.


Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

Persons Controlled by or Under Common Control with the Depositor or Registrant

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                 Jurisdiction of
Name of Subsidiary                                                Incorporation
------------------                                               ---------------
Advisory Capital Strategies Group Inc.                           Minnesota
AEXP Affordable Housing LLC                                      Delaware
American Enterprise Investment Services Inc.                     Minnesota
American Express Property Casualty Insurance Agency
   of Pennsylvania, Inc.                                         Pennsylvania
Ameriprise Advisor Services, Inc.                                Michicgan
Ameriprise Auto & Home Insurance Agency, Inc.                    Wisconsin
Ameriprise Bank, FSB                                             USA
Ameriprise Captive Insurance Company                             Vermont
Ameriprise Capital Trusts I-IV                                   Delaware
Ameriprise Certificate Company                                   Delaware
Ameriprise Financial Services, Inc.                              Delaware
Ameriprise Holdings, Inc.                                        Delaware
Ameriprise India Private Ltd.                                    India
Ameriprise Insurance Agency of Massachusetts, Inc.               Massachusetts
Ameriprise Insurance Agency                                      Wisconsin
Ameriprise Trust Company                                         Minnesota
AMPF Holding Corporation                                         Michigan
AMPF Property Corporation                                        Michigan
AMPF Realty Corporation                                          Michigan
Brecek & Young Advisors, Inc.                                    California
Brecek & Young Financial Group Insurance Agency of Texas, Inc.   Texas
Brecek & Young Financial Services Group of Montana, Inc.         Montana
Boston Equity General Partner LLC                                Delaware
4230 W. Green Oaks, Inc.                                         Michigan
IDS Capital Holdings Inc.                                        Minnesota
IDS Futures Corporation                                          Minnesota
IDS Management Corporation                                       Minnesota
IDS Property Casualty Insurance Company                          Wisconsin
Investors Syndicate Development Corporation                      Nevada
J. & W. Seligman & Co. Incorporated                              New York
Kenwood Capital Management LLC (47.7% owned)                     Delaware
Realty Assets Inc.                                               Nebraska
RiverSource CDO Seed Investments, LLC                            Minnesota
RiverSource Distributors, Inc.                                   Delaware
RiverSource Fund Distributors, Inc.                              Delaware
RiverSource Investments, LLC                                     Minnesota
RiverSource Life Insurance Company                               Minnesota
RiverSource Life Insurance Co. of New York                       New York
RiverSource REO 1, LLC                                           Minnesota
RiverSource Service Corporation                                  Minnesota
RiverSource Services, Inc.                                       Delaware
RiverSource Tax Advantaged Investments, Inc.                     Delaware
Securities America Advisors, Inc.                                Nebraska
Securities America Financial Corporation                         Nebraska
Securities America, Inc.                                         Nebraska
Seligman Asia, Inc.                                              Delaware
Seligman Focus Partners LLC                                      Delaware
Seligman Health Partners LLC                                     Delaware
Seligman Health Plus Partners LLC                                Delaware
Seligman Partners LLC                                            Delaware
Threadneedle Asset Management Holdings SARL                      England


Item 29. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

PRINCIPAL UNDERWRITERS.

RiverSource Distributors Inc. acts as principal underwriter, depositor or sponsor for:

RiverSource Variable Annuity Account 1
RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Account 10
RiverSource Account SBS
RiverSource MVA Account
RiverSource Account MGA
RiverSource Account for Smith Barney
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 1
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 7
RiverSource of New York Account 8

(b) As to each director, officer or partner of the principal underwriter:

Name and Principal    Positions and Offices
Business Address*     with Underwriter
-------------------   ----------------------------------
Lynn Abbott           President

Gumer C. Alvero       Director and Vice President

Thomas R. Moore       Secretary

Jon Stenberg          Director

David K. Stewart      Chief Financial Officer

William F. Truscott   Chairman of the Board and
                      Chief Executive officer

John R. Woerner       Vice President

*     Business address is: 50611 Ameriprise Financial Center, Minneapolis,
      MN 55474


(c)

RiverSource Distributors, Inc., the principal underwriter during Registrant's last fiscal year, was paid the following commissions:

                                      NET
                                  UNDERWRITING
NAME OF                            DISCOUNTS       COMPENSATION
PRINCIPAL                             AND               ON          BROKERAGE       OTHER
UNDERWRITER                       COMMISSIONS       REDEMPTION     COMMISSIONS   COMPENSATION
------------------------------  -----------------  -------------   -----------   ------------
RiverSource Distributors, Inc.  $     411,317,776  None             None         None

Item 31. Location of Accounts and Records

The accounts and records of the Registrant are located at the offices of the Depositor RiverSource Life Insurance Company at 70100 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company, on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 27th day of June, 2012.

                   RiverSource Variable Life Separate Account
                                  (Registrant)

                     By: RiverSource Life Insurance Company
                                  (Depositor)

                            By /s/ John R. Woerner*
                      -----------------------------------
                                John R. Woerner
                      Chairman of the Board and President

As required by the Securities Act of 1933, Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 27th day of June, 2012.

/s/  Gumer C. Alvero*                    Director and Executive
-------------------------------------     Vice President - Annuities
     Gumer C. Alvero

/s/  Richard N. Bush*                    Senior Vice President -
-------------------------------------     Corporate Tax
     Richard N. Bush

/s/  Brian J. McGrane*                   Director, Executive Vice
-------------------------------------     President and Chief
     Brian J. McGrane                     Financial Officer

/s/  Steve M. Gathje*                    Director, Senior Vice
-------------------------------------     President and Chief Actuary
     Steve M. Gathje

/s/  Bridget M. Sperl*                   Director and Executive Vice
-------------------------------------     President - Client Services
     Bridget M. Sperl

/s/  Bimal Gandhi*                       Senior Vice President -
-------------------------------------     Strategic Transformation
     Bimal Gandhi

-s-  James L. Hamalainen*                Senior Vice President -
-------------------------------------      Investments
     James L. Hamalainen

-s-  Jon Stenberg*                       Director and Executive
-------------------------------------     Vice President -
     Jon Stenberg                         Life & Disability Insurance

-s- William F. "Ted" Truscott*           Director
-------------------------
    William F. "Ted" Truscott

-s- John R. Woerner*                     Chairman of the Board and
-------------------------                 President
    John R. Woerner

* Signed pursuant to Power of Attorney dated March 20, 2012, filed electronically as Exhibit (r) herewith, by:


-s- Dixie Carroll
-------------------------
    Dixie Carroll
    Assistant General Counsel and
    Assistant Secretary

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

Prospectus for RiverSource(R) Variable Universal Life 5/RiverSource(R) Variable Universal Life 5 - Estate Series

Part B.

The Statement of Additional Information

Part C.

Other Information.

Signatures.

Exhibits.

                                 EXHIBIT INDEX

(d)(1) Copy of Flexible Premium Variable Adjustable Life Insurance Policy
(VUL 5)

(d)(2) Copy of Waiver of Monthly Deduction Rider for Total Disability

(d)(3) Copy of Waiver of Premium Rider for Total Disability

(d)(4) Copy of Children's Level Term Insurance Rider

(d)(5) Copy of Accidental Death Benefit Rider

(d)(6) Copy of Accelerated Death Benefit Rider for Terminal Illness

(d)(7) Copy of Automatic Increase Benefit Rider

(d)(8) Copy of Charitable Giving Benefit Rider

(d)(9) Copy of Overloan Protection Benefit

(e)(1)Form of Application for Life and Disability Income Insurance

(e)(2)Form of Application for AdvanceSource (R) Accelerated Benefit Rider

(k) Consent and Opinion of Counsel

(r) Power of Attorney